SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 24, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

INTERIM REPORT

Nokia Corporation	January 24, 2013 at 13:00 (CET +1)

Nokia Corporation Q4 and full year 2012 Interim Report

FINANCIAL AND OPERATING HIGHLIGHTS

Fourth quarter 2012 highlights:

Nokia Group non-IFRS EPS in Q4 2012 was EUR 0.06; reported EPS was EUR 0.05.

•                  Nokia Group achieves underlying operating profitability, with Q4 non-IFRS operating margin of 7.9%.

•                  Nokia Group strengthened its net cash position by approximately EUR 800 million sequentially, of which approximately EUR 650 million was generated by Nokia Siemens Networks.

•                  Devices & Services Q4 non-IFRS operating margin improved quarter-on-quarter to 1.3%, due to an increase in gross margin as well as a decrease in operating expenses.

•                  Nokia Siemens Networks non-IFRS operating margin improved quarter-on-quarter and year-on-year to a 14.4% in Q4, the highest level of underlying operating profitability since its formation in April 2007, primarily due to an increase in gross margin.

Full year 2012 highlights:

Nokia Group full year 2012 non-IFRS EPS was EUR -0.17; reported EPS was EUR -0.84.

•                  Nokia Group achieves underlying operating profitability, with full year 2012 non-IFRS operating margin of 0.4%.

•                  Nokia Group ends 2012 with a strong balance sheet and solid cash position. Gross cash was EUR 9.9 billion and net cash was EUR 4.4 billion, after incurring cash outflows related to restructuring of approximately EUR 1.5 billion and dividend payment of approximately EUR 750 million.

•                  To ensure strategic flexibility, the Nokia Board of Directors will propose that no dividend payment will be made for 2012 (EUR 0.20 per share for 2011). Nokia’s Q4 financial performance combined with this dividend proposal further solidifies the company’s strong liquidity position.

Commenting on the results, Stephen Elop, Nokia CEO, said:

“We are very encouraged that our team’s execution against our business strategy has started to translate into financial results. Most notably we are pleased that Nokia Group reached underlying operating profitability in the fourth quarter and for the full year 2012.

While the first half of 2012 was difficult for Nokia Group, in Q4 2012 we strengthened our financial position, improved our underlying operating margin in Devices & Services, introduced the HERE brand to expand our mapping and location experiences, and drove record profitability in Nokia Siemens Networks.

We remain focused on moving through our transition, which includes continuing to improve our product competitiveness, accelerate the way we operate and manage our costs effectively. All of these efforts are aimed at improving our financial performance and delivering more value to our shareholders.”

SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS fourth quarter 2012 results(1),(2)					Reported and Non-IFRS full year 2012 results(1),(2)
EUR million	Q4/2012	Q4/2011	YoY Change	Q3/2012	QoQ Change	2012	2011	YoY Change
Nokia Group
Net sales	8 041	10 005	-20%	7 239	11%	30 176	38 659	-22%
Operating profit	439	-954		-576		-2 303	-1 073
Operating profit (non-IFRS)	635	478	33%	78	714%	126	1 825	-93%
EPS, EUR diluted	0.05	-0.29		-0.26		-0.84	-0.31
EPS, EUR diluted (non-IFRS)(3)	0.06	0.06	0%	-0.07		-0.17	0.29
Net cash from operating activities	563	634	-11%	-429		-354	1 137
Net cash and other liquid assets(4)	4 360	5 581	-22%	3 564	22%	4 360	5 581	-22%
Devices & Services(5)
Net sales	3 854	5 997	-36%	3 563	8%	15 686	23 943	-34%
Smart Devices net sales	1 225	2 747	-55%	976	26%	5 446	10 820	-50%
Mobile Phones net sales	2 468	3 040	-19%	2 366	4%	9 436	11 930	-21%
Mobile device volume (mn units)	86.3	113.5	-24%	82.9	4%	335.6	417.1	-20%
Smart Devices volume (mn units)	6.6	19.6	-66%	6.3	5%	35.1	77.3	-55%
Mobile Phones volume (mn units)	79.6	93.9	-15%	76.6	4%	300.5	339.8	-12%
Mobile device ASP(6)	45	53	-15%	43	5%	47	57	-18%
Smart Devices ASP(6)	186	140	33%	155	20%	155	140	11%
Mobile Phones ASP(6)	31	32	-3%	31	0%	31	35	-11%
Operating profit	276	203	36%	-683		-1 100	884
Operating profit (non-IFRS)	52	292	-82%	-263		-703	1 683
Operating margin %	7.2%	3.4%		-19.2%		-7.0%	3.7%
Operating margin % (non-IFRS)	1.3%	4.9%		-7.4%		-4.5%	7.0%
Location & Commerce(5)
Net sales	278	306	-9%	265	5%	1 103	1 091	1%
Operating profit	-56	-1 205		-56		-301	-1 526
Operating profit (non-IFRS)	40	29	38%	37	8%	154	48	221%
Operating margin %	-20.1%	-393.8%		-21.1%		-27.3%	-139.9%
Operating margin % (non-IFRS)	14.4%	9.5%		14.0%		13.9%	4.4%
Nokia Siemens Networks(5)
Net sales	3 988	3 815	5%	3 501	14%	13 779	14 041	-2%
Operating profit	251	67	275%	182	38%	-799	-300
Operating profit (non-IFRS)	575	176	227%	323	78%	778	225	246%
Operating margin %	6.3%	1.8%		5.2%		-5.8%	-2.1%
Operating margin % (non-IFRS)	14.4%	4.6%		9.2%		5.6%	1.6%

Note 1 relating to non-IFRS (also referred to as “underlying”) results: In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis.  Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Siemens Networks and (ii) all business acquisitions completed after June 30, 2008.  Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. See note 2 below for information about the exclusions from our non-IFRS results. More information, including a reconciliation of our Q4 2012 and Q4 2011 non-IFRS results to our reported results, can be found in our complete Q4 2012 interim report with tables on pages 18 and 20-24. A reconciliation of our full year 2012 and full year 2011 non-IFRS results to our reported results can be found in the same report on pages 40-45.  A reconciliation of our Q3 2012 non-IFRS results to our reported results can be found in our complete Q3 interim report with tables on pages 19 and 22-26 published on October 18, 2012.

Note 2 relating to non-IFRS exclusions:

Q4 2012 — EUR 196 million (net) consisting of:

•                  EUR 255 million restructuring charge and other associated item in Nokia Siemens Networks, including EUR 34 million of net charges related to country and contract exits based on new strategy that focuses on key markets and product segments,  as well as an impairment of assets of EUR 2 million.

•                  EUR 9 million restructuring charge in Location & Commerce

•                  EUR 2 million restructuring related impairments in Devices & Services

•                  EUR 75 million net benefit from releases of restructuring provisions in Devices & Services

•                  EUR 21 million positive item from a cartel claim settlements in Devices & Services

•                  EUR 52 million net gain on sale of Vertu business in Devices & Services

•                  EUR 79 million net gain on sale of real estate in Devices & Services

•                  EUR 67 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 87 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q3 2012 — EUR 654 million (net) consisting of:

•                  EUR 74 million restructuring charge and other associated items in Nokia Siemens Networks, including EUR 3 million of net charges related to country and contract exits based on new strategy that focuses on key markets and product segments.

•                  EUR 2 million restructuring charge in Location & Commerce

•                  EUR 454 million restructuring charge and other associated items in Devices & Services

•                  EUR 67 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 91 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

•                  EUR 35 million positive item from a cartel claim settlement in Devices & Services

Q3 2012 taxes — EUR 157 million non-cash deferred tax expense related to corporate reorganizations arising from Location & Commerce business integration.

Q4 2011 — EUR 1 432 million (net) consisting of:

•                  EUR 1 090 million partial impairment of goodwill in Location & Commerce

•                  EUR 25 million restructuring charge in Location & Commerce

•                  EUR 119 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 100 million restructuring charge and EUR 36 million associated impairments in Devices & Services

•                  EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

•                  EUR 86 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 23 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 49 million benefit from a cartel claim settlement

Note 3 relating to non-IFRS Nokia EPS:

Nokia taxes were unfavorably impacted by Devices & Services taxes as no tax benefits are recognized for certain Devices & Services deferred tax items. If Nokia’s earlier estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 0.5 Euro cent higher in Q4 2012. Going forward on a non-IFRS basis, until a pattern of tax profitability is reestablished, Nokia expects to record quarterly tax expense of approximately EUR 50 million related to its Devices & Services business and approximately EUR 50 million related to its Nokia Siemens Networks business. Nokia expects to continue to record taxes related to its Location & Commerce business at a 26% rate.

Note 4 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities. For selected information on Nokia Group interest-bearing liabilities, please see the table on page 53 of the complete Q4 2012 interim report with tables

Note 5 relating to operational and reporting structure: We adopted our current operational structure during 2011 and have three businesses: Devices & Services, Location & Commerce and Nokia Siemens Networks and four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, Location & Commerce and Nokia Siemens Networks. Smart Devices focuses on smartphones and Mobile Phones focuses on mass market mobile devices, including Asha full touch smartphones. Devices & Services also contains Devices & Services Other which includes net sales of our luxury phone business Vertu through October 12, 2012, spare parts and related cost of sales and operating expenses, as well as intellectual property related income and common research and development expenses. In October 2012, we completed the divestment of Vertu to EQT VI, a European private equity firm.  Location & Commerce focuses on the development of location-based services and local commerce. On November 13, 2012, Nokia introduced HERE, the new brand for its location and mapping service. For financial reporting purposes, the Location & Commerce business will be renamed as the HERE business, starting with the first quarter 2013. Nokia Siemens Networks is one of the leading global providers of telecommunications infrastructure hardware, software and services. Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 30, 2011. Accordingly, the results of Nokia Siemens Networks for 2012 are not directly comparable to 2011.

Note 6 relating to average selling prices (ASP): Mobile device ASP represents total Devices & Services net sales (Smart Devices net sales, Mobile Phones net sales, and Devices & Services Other net sales) divided by total Devices & Services volumes. Devices & Services Other net sales includes net sales of Nokia’s luxury phone business Vertu through October 12, 2012, spare parts, as well as intellectual property income. Smart Devices ASP represents Smart Devices net sales divided by Smart Devices volumes. Mobile Phones ASP represents Mobile Phones net sales divided by Mobile Phones volumes.

NOKIA OUTLOOK

•                  Nokia expects its Devices & Services non-IFRS operating margin in the first quarter 2013 to be approximately negative 2 percent, plus or minus four percentage points. This outlook is based on Nokia’s expectations regarding a number of factors, including:

•                  competitive industry dynamics continuing to negatively affect the Mobile Phones and Smart Devices business units;

•                  the first quarter being a seasonally weak quarter;

•                  consumer demand, particularly for our Lumia and Asha smartphones;

•                  continued ramp up for our new Lumia smartphones;

•                  expected cost reductions under Devices & Services’ restructuring program; and

•                  the macroeconomic environment.

•                  Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

•                  Nokia expects Location & Commerce non-IFRS operating margin in the first quarter 2013 to be negative due to lower recognized revenue from internal sales, which carry higher gross margin, and to a lesser extent by a negative mix shift within external sales.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks non-IFRS operating margin in the first quarter 2013 to be approximately positive 3 percent, plus or minus four percentage points.  This outlook is based on Nokia Siemens Networks’ expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  the first quarter being a seasonally weak quarter;

•                  product and regional mix;

•                  expected continued improvement under Nokia Siemens Networks’ restructuring program; and

•                  the macroeconomic environment.

•                  Nokia Siemens Networks now targets to reduce its non-IFRS annualized operating expenses and production overheads by more than EUR 1 billion by the end of 2013, compared to the end of 2011. Nokia Siemens Networks previous target was to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011.

FOURTH QUARTER 2012 FINANCIAL AND OPERATING DISCUSSION

NOKIA GROUP

See note 5 to our Summary Financial Information table above concerning our current operational and reporting structure which we adopted during 2011. The following discussion includes information on a non-IFRS, or underlying business performance, basis. See notes 1 and 2 to our Summary Financial Information table above for information about our underlying non-IFRS results and the non-IFRS exclusions for the periods discussed below.

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

FOURTH QUARTER 2012 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales — reported	-20%	11%
Group net sales - constant currency(1)	-23%	12%
Devices & Services net sales — reported	-36%	8%
Devices & Services net sales - constant currency(1)	-40%	8%
Nokia Siemens Networks net sales — reported	5%	14%
Nokia Siemens Networks net sales - constant currency(1)	1%	16%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

At constant currency Nokia Group’s net sales would have decreased 23% year-on-year and increased 12% sequentially.

The following table sets forth Nokia Group’s reported cash flow for the periods indicated and financial position at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q4/2012	Q4/2011	YoY Change	Q3/2012	QoQ Change
Net cash from operating activities	563	634	-11%	-429
Total cash and other liquid assets	9 909	10 902	-9%	8 779	13%
Net cash and other liquid assets(1)	4 360	5 581	-22%	3 564	22%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

Year-on-year, net cash and other liquid assets decreased by EUR 1.2 billion in the fourth quarter 2012, primarily due to cash outflows related to restructuring of approximately EUR 1.5 billion, the payment of the dividend of approximately EUR 750 million, cash outflows related to net financial expenses and taxes as well as capital expenditures. This was partially offset by positive overall net cash from operating activities, excluding cash outflows related to restructuring, net financial expenses and taxes, as well as cash flows related to the receipt of quarterly platform support payments from Microsoft (which commenced in the fourth quarter 2011).

Sequentially, net cash and other liquid assets increased by EUR 796 million in the fourth quarter 2012, primarily due to positive Nokia Siemens Networks operating profits, the receipt of a USD 250 million (approximately EUR 196 million) quarterly platform support payment from Microsoft and proceeds from real estate sales and business divestments, partially offset by cash outflows related to restructuring, taxes and net financial expenses as well as capital expenditures.

In the fourth quarter 2012, Nokia Siemens Networks’ contribution to net cash from operating activities was approximately EUR 740 million, primarily due to net profit adjusted for non-cash items. At the end of the fourth quarter 2012, Nokia Siemens Networks’ contribution to the Nokia gross cash was EUR 2.4 billion and contribution to Nokia’s net cash was EUR 1.3 billion.

Our agreement with Microsoft includes platform support payments from Microsoft to us as well as software royalty payments from us to Microsoft.  In the fourth quarter 2012, we received a quarterly platform support payment of USD 250 million (approximately EUR 196 million). Under the terms of the agreement governing the platform support payments, the amount of each quarterly platform support payment is USD 250 million. We have a competitive software royalty structure, which includes annual minimum software royalty commitments. Minimum software royalty commitments are paid quarterly. Over the life of the agreement, both the platform support payments and the minimum software royalty commitments are expected to measure in the billions of US dollars. Over the life of the agreement the total amount of the platform support payments is expected to slightly exceed the total amount of the minimum software royalty commitment payments. To date the amount of platform support payments received by Nokia has exceeded the amount of minimum royalty commitment payments to Microsoft. Thus for the remainder of the life of the agreement the total amount of the minimum software royalty commitment payments are expected to exceed the total amount of the platform support payments. In accordance with the terms of the agreement, the platform support payments and annual minimum software royalty commitment payments continue for a corresponding period of time.

During fourth quarter 2012, Nokia Group performed its annual goodwill impairment assessment. The methodology and models used for the annual impairment assessment are consistent with our second quarter 2012 interim analysis and our last annual assessment performed during the fourth quarter 2011.  Inputs to the valuation model, such as cash flows, discount rates and growth rates, have been updated to reflect our most recent projections and they materially align with the interim analysis conducted during second quarter 2012.

At the date of our 2012 annual impairment assessment, goodwill amounting to EUR 530 million, EUR 899 million, EUR 3 270 million and EUR 183 million was allocated to Mobile Phones, Smart Devices, Location & Commerce and Nokia Siemens Networks, respectively. No goodwill impairment charge was recorded during the fourth quarter 2012 as a result of the goodwill impairment assessment. However a change in any of the key assumptions used in measuring the recoverable value of our Location & Commerce business could have resulted in goodwill impairment. While we believe the estimated recoverable values are reasonable, actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and could result in impairment charges.

DEVICES & SERVICES

The following table sets forth a summary of the results for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates.

DEVICES & SERVICES RESULTS SUMMARY

	Q4/2012	Q4/2011	YoY Change	Q3/2012	QoQ Change
Net sales (EUR million)(1)	3 854	5 997	-36%	3 563	8%
Mobile device volume (million units)	86.3	113.5	-24%	82.9	4%
Mobile device ASP (EUR)	45	53	-15%	43	5%
Non-IFRS gross margin (%)	23.9%	25.8%		18.5%
Non-IFRS operating expenses (EUR million)	869	1 262	-31%	915	-5%
Non-IFRS operating margin (%)	1.3%	4.9%		-7.4%

Note 1: Includes IPR income recognized in Devices & Services Other net sales.

The year-on-year and sequential changes in our Devices & Services net sales, volumes, average selling prices and gross margin are discussed below under our Smart Devices and Mobile Phones business units.

Smartphone Volumes

In the fourth quarter 2012, Devices & Services total smartphone volumes were 15.9 million units, composed of:

•                  9.3 million Asha full touch smartphones in Mobile Phones

•                  4.4 million Lumia smartphones in Smart Devices

•                  2.2 million Symbian smartphones in Smart Devices

Devices & Services Other

Both year-on-year and sequentially, Devices & Services Other net sales were lower in the fourth quarter 2012 primarily due to the divestment of Vertu. Following the divestment of Vertu, Devices & Services Other net sales are comprised of IPR income and sales of spare parts. In the fourth quarter 2012, Devices & Services Other net sales benefitted from non-recurring IPR income of approximately EUR 50 million. Within Devices & Services Other, we estimate that our current annual IPR income run-rate is approximately EUR 0.5 billion.

Channel Inventory

We ended the fourth quarter 2012 at the higher end of our normal 4 to 6 week channel inventory range. On an absolute unit basis channel inventories increased sequentially.

Net Sales and Volumes by Geographic Area

The following table sets forth the net sales for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area. IPR income is allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q4/2012	Q4/2011	YoY Change	Q3/2012	QoQ Change
Europe	1 210	1 922	-37%	985	23%
Middle East & Africa	745	1 065	-30%	682	9%
Greater China	213	1 008	-79%	278	-23%
Asia-Pacific	941	1 297	-27%	977	-4%
North America	196	53	270%	36	444%
Latin America	549	652	-16%	605	-9%
Total	3 854	5 997	-36%	3 563	8%

The following table sets forth the mobile device volumes for our Devices & Services business for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q4/2012	Q4/2011	YoY Change	Q3/2012	QoQ Change
Europe	19.4	25.3	-23%	16.8	15%
Middle East & Africa	21.8	25.9	-16%	19.1	14%
Greater China	4.6	14.7	-69%	5.8	-21%
Asia-Pacific	28.7	34.7	-17%	30.1	-5%
North America	0.7	0.5	40%	0.3	133%
Latin America	11.1	12.4	-10%	10.8	3%
Total	86.3	113.5	-24%	82.9	4%

On a year-on-year basis, the increases in North America net sales and volumes were primarily due to our Smart Devices business unit, most notably higher net sales and volumes of our Lumia devices. On a year-on-year basis, the decrease in Greater China net sales was primarily due to our Smart Devices business unit, most notably lower net sales of our Symbian devices. On a year-on-year basis, the decrease in Greater China volumes was primarily due to our Smart Devices business unit, most notably lower volumes of our Symbian devices as well as lower volumes of our Mobile Phones devices.

On a sequential basis, the increases in North America net sales and volumes were primarily due to our Smart Devices business unit, most notably higher net sales and volumes of our Lumia devices. On a sequential basis, the decreases in Greater China net sales and volumes were primarily due to lower net sales and volumes our Mobile Phones devices.

At constant currency Devices & Services’ net sales would have decreased 40% year-on-year and increased 8% sequentially.

Operating Expenses

Devices & Services non-IFRS operating expenses decreased 31% year-on-year and 5% sequentially in the fourth quarter 2012. On a year-on-year basis, operating expenses related to Mobile Phones and Smart Devices decreased 19% and 34% respectively, in the fourth quarter 2012. On a sequential basis, operating expenses related to Mobile Phones decreased by 12% while Smart Devices operating expenses increased 9%, respectively, in the fourth quarter 2012. In addition to the factors described below, the year-on-year changes were affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices. This resulted in higher and lower relative allocations to Mobile Phones and Smart Devices, respectively.

Devices & Services non-IFRS research and development expenses decreased 34% year-on-year in the fourth quarter 2012. On a sequential basis, Devices & Services non-IFRS research and development expenses decreased 8% in the fourth quarter 2012. Both the year-on-year and sequential declines were primarily due to ramping down Symbian and MeeGo, reductions in certain Mobile Phones related activities and overall cost controls.

Devices & Services non-IFRS sales and marketing expenses decreased 28% year-on-year in the fourth quarter 2012. On a year-on-year basis marketing expenses declined primarily due to lower marketing expenditure on Symbian, a lower cost base as a result of business divestments and tight cost control, partially offset by higher marketing expenditure related to our Lumia devices. On a sequential basis, Devices & Services non-IFRS sales and marketing expenses increased 3% in the fourth quarter 2012. Sequentially, marketing expenses increased primarily due to higher expenditure on Lumia and seasonality, partially offset by business divestments, headcount reductions and tight cost control.

Devices & Services non-IFRS administrative and general expenses decreased 30% year-on-year in the fourth quarter 2012 and 35% sequentially. The year-on-year and sequential decreases are primarily related to cost savings in support functions, business divestments and shared function cost categorization.

In the fourth quarter 2012, Devices & Services non-IFRS other income and expense had a negative year-on-year and positive sequential impact on profitability. On a reported basis, other income and expense was positively affected in the fourth quarter 2012 primarily as a result of net gains from the sale of real estate of EUR 79 million, the divestment of the Vertu business of EUR 52 million and a positive item of EUR 21 million from a cartel claim settlement, as well as an EUR 75 million net benefit related to restructuring provision releases as discussed in the “Cost Reduction Activities and Planned Operational Adjustments” section below.

Operating Margin

The lower year-on-year Devices & Services non-IFRS operating margin in the fourth quarter 2012 was primarily due to lower net sales and gross margin, partially offset by lower operating expenses.

The sequentially higher Devices & Services non-IFRS operating margin in the fourth quarter 2012 was primarily due to higher gross margin and to a lesser extent lower operating expenses.

Cost Reduction Activities and Planned Operational Adjustments

DEVICES & SERVICES RESTRUCTURING SUMMARY

EUR (million)	Q4/2012 (approximate)	Cumulative up to Q4/2012 (approximate)	Q1/2013 (approximate estimate)	2013 (approximate estimate)	Total (approximate estimate)
Restructuring related charges	-73	1 400	Not provided	Not provided	1 600
Restructuring related cash outflows	300	1 100	150	300	1 400

Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

At the end of the fourth quarter 2012, Devices & Services and Corporate Common had approximately 33 200 employees, a reduction of approximately 16 500 compared to fourth quarter 2011, and approximately 5 000 compared to third quarter 2012.

In connection with the implementation of our strategy announced in February 2011, we have announced and made a number of changes to our operations. In the fourth quarter of 2012, we recognized a net benefit of EUR 73 million related to restructuring provision releases and impairments related to our restructuring activities in Devices & Services. By the end of the fourth quarter 2012, we had recorded cumulative Devices & Services restructuring charges and other associated items of approximately EUR 1.4 billion. In total, we expect now cumulative Devices & Services restructuring charges of approximately EUR 1.6 billion before the end of 2013. This is approximately EUR 200 million less than what we estimated earlier.

By the end of the fourth quarter 2012, Devices & Services had cumulative restructuring related cash outflows of approximately EUR 1.1 billion. We expect Devices & Services restructuring related cash outflows to be approximately EUR 150 million in first quarter 2013 and approximately EUR 300 million in full year 2013. Of the total expected charges relating to restructuring activities of approximately EUR 1.6 billion, we expect Devices & Services non-cash charges to be approximately EUR 200 million. This means that we also now expect total restructuring related cash outflows to be approximately EUR 200 million less than what we estimated earlier.

SMART DEVICES

The following table sets forth a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

SMART DEVICES RESULTS SUMMARY

	Q4/2012	Q4/2011	YoY Change	Q3/2012	QoQ Change
Net sales (EUR million)(1)	1 225	2 747	-55%	976	26%
Smart Devices volume (million units)	6.6	19.6	-66%	6.3	5%
Smart Devices ASP (EUR)	186	140	33%	155	20%
Gross margin (%)	18.0%	19.9%		-3.5%
Operating expenses (EUR million)(2)	481	732	-34%	441	9%
Contribution margin (%)(2)	-21.6%	-7.0%		-48.9%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year decrease in operating expenses was affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in lower relative allocations to Smart Devices in the first, second, third and fourth quarters 2012. Accordingly, fourth quarter 2012 operating expenses are not directly comparable to fourth quarter 2011 operating expenses.

Net Sales

On a year-on-year basis, the decline in our Smart Devices net sales in the fourth quarter 2012 was due to lower volumes partially offset by higher ASPs. On a sequential basis, the increase in our Smart Devices net sales in the fourth quarter 2012 was due to higher ASPs and volumes.

Volume

During the fourth quarter 2012 we shipped 6.6 million Smart Devices units, of which 4.4 million were Lumia devices. During the fourth quarter 2012 our Smart Devices volumes were affected by supply constraints as we ramped up our production capacity, particularly related to the Lumia 920, which have continued into the first quarter 2013. Symbian devices accounted for 2.2 million units of our Smart Devices volumes in the fourth quarter 2012. We expect our Symbian devices to account for a significantly smaller portion of our overall Smart Devices volumes in the first quarter 2013 and going forward.

The year-on-year decline in our Smart Devices volumes in the fourth quarter 2012 continued to be driven by the strong momentum of competing smartphone platforms and our portfolio transition from Symbian devices to Lumia devices. The decline was primarily due to lower Symbian device volumes, partially offset by higher Lumia device volumes. On a geographical basis, the decrease in volumes was due to lower volumes in Greater China, Europe, Asia-Pacific, Middle East and Africa and Latin America, partially offset by an increase in volumes in North America.

On a sequential basis, the increase in our Smart Devices volumes in the fourth quarter 2012 was primarily due to higher Lumia device volumes, partially offset by lower Symbian device volumes. On a geographical basis, the increase in volumes was primarily due to higher volumes in North America and Europe, partially offset by lower volumes in all other regions.

Average Selling Price

The year-on-year increase in our Smart Devices ASP in the fourth quarter 2012 was primarily due to a positive mix shift towards sales of our Lumia devices which carry a higher ASP than our Symbian devices, partially offset by our pricing actions taken in previous quarters in 2012 related to certain Lumia devices.

Sequentially, the increase in our Smart Devices ASP in the fourth quarter 2012 was primarily due to a positive mix shift towards sales of our newly launched Lumia devices which had a higher ASP, partially offset by general price erosion. The ASP of our Lumia devices in the fourth quarter 2012 was EUR 192, compared to EUR 160 in the third quarter 2012. The increase in Lumia ASPs was primarily due to a positive mix shift towards sales of our newly launched Lumia devices which had a higher ASP.

Gross Margin

The year-on-year decline in our Smart Devices gross margin in the fourth quarter 2012 was primarily due to greater price erosion than cost erosion, partially offset by a positive product mix shift towards higher gross margin Lumia devices as well as the absence of Symbian related allowances which were recognized in the fourth quarter 2011. From an operating system perspective, the year-on-year decline in our Smart Devices gross margin in the fourth quarter 2012 was primarily due to a lower Symbian gross margin.

On a sequential basis, the increase in our Smart Devices gross margin in the fourth quarter 2012 was primarily due to the absence of approximately EUR 120 million of inventory related allowances which were recognized in the third quarter 2012 as well as a positive product mix shift towards higher gross margin devices, and lower Symbian fixed costs per unit. From an operating system perspective, the sequential increase in our Smart Devices gross margin in the fourth quarter was primarily due to a higher Lumia gross margin as well as a higher Symbian gross margin.

Increases or decreases to Smart Devices inventory related allowances may be required in the future depending on several factors, including consumer demand and continued ramp up particularly related to our new Lumia devices.

MOBILE PHONES

The following table sets forth a summary of the results for our Mobile Phones business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

MOBILE PHONES RESULTS SUMMARY

	Q4/2012	Q4/2011	YoY Change	Q3/2012	QoQ Change
Net sales (EUR million)(1)	2 468	3 040	-19%	2 366	4%
Mobile Phones volume (million units)	79.6	93.9	-15%	76.6	4%
Mobile Phones ASP (EUR)	31	32	-3%	31	0%
Gross margin (%)	22.2%	27.7%		21.7%
Operating expenses (EUR million)(2)	346	429	-19%	393	-12%
Contribution margin (%)(2)	8.2%	13.5%		4.9%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year decrease in operating expenses was affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in higher relative allocations to Mobile Phones in the first, second, third and fourth quarters 2012. Accordingly, fourth quarter 2012 operating expenses are not directly comparable to fourth quarter 2011 operating expenses.

Net Sales

On a year-on-year basis, the decline in our Mobile Phones net sales in the fourth quarter 2012 was due to lower volumes as well as lower ASPs. On a sequential basis, the increase in our Mobile Phones net sales in the fourth quarter 2012 was primarily due to higher volumes.

Volume

During the fourth quarter 2012 we shipped 79.6 million Mobile Phones units, of which 9.3 million were Asha full touch smartphones.

On a year-on-year basis, the decrease in our Mobile Phones volumes in the fourth quarter 2012 was primarily due to the decline in volumes of our lower priced devices that we sell to our customers for below EUR 30. Overall volumes of our higher priced devices that we sell to our customers for above EUR 30 also declined, despite the addition of Asha full touch smartphone volumes in the fourth quarter 2012.

On a sequential basis, the increase in our Mobile Phones volumes in the fourth quarter 2012 was primarily due to the increase in volumes of our lower priced devices that we sell to our customers for below EUR 30. Volumes of our higher priced devices that we sell to our customers for above EUR 30 also increased, partially due to growth in volumes of our Asha full touch smartphones.

Average Selling Price

The year-on-year decline in our Mobile Phones ASP in the fourth quarter 2012 was primarily due to general price erosion and an increased proportion of sales of lower priced devices, partially offset by the net positive impact related to foreign currency fluctuations.

On a sequential basis, our Mobile Phones ASP was flat in the fourth quarter 2012 as a mix shift towards higher priced devices, including our full touch Asha smartphones, as well as the net positive impact from foreign currency fluctuations were offset by general price erosion.

Gross Margin

The year-on-year decline in our Mobile Phones gross margin in the fourth quarter 2012 was primarily due to a negative product mix shift towards lower gross margin devices, as well as the net negative impact related to foreign currency fluctuations.

On a sequential basis, the increase in our Mobile Phones gross margin in the fourth quarter 2012 was primarily due to greater cost erosion than price erosion, partially offset by the net negative impact related to foreign currency fluctuations.

LOCATION & COMMERCE

On November 13, 2012, Nokia introduced HERE, the new brand for its location and mapping service. For financial reporting purposes, the Location & Commerce business will be renamed as the HERE business, starting with the first quarter 2013.

The following table sets forth a summary of the results for Location & Commerce for the periods indicated, as well as the year-on-year and sequential growth rates.

LOCATION & COMMERCE RESULTS SUMMARY

	Q4/2012	Q4/2011	YoY Change	Q3/2012	QoQ Change
Net sales (EUR million)	278	306	-9%	265	5%
External net sales (EUR million)	204	200	2%	179	14%
Internal net sales (EUR million)	74	106	-30%	86	-14%
Non-IFRS gross margin (%)	82.0%	77.8%		80.4%
Non-IFRS operating expenses (EUR million)	189	206	-8%	175	8%
Non-IFRS operating margin (%)	14.4%	9.5%		14.0%

Net Sales

In the fourth quarter 2012, the year-on-year increase in external Location & Commerce net sales was primarily due to higher sales of map content licenses to vehicle customers due to higher consumer uptake of vehicle navigation systems. In the fourth quarter 2012, the sequential increase in external Location & Commerce net sales was primarily due to a higher consumer uptake of vehicle navigation systems as well as seasonally higher sales to personal navigation devices customers.

In the fourth quarter 2012, the year-on-year and sequential declines in internal Location & Commerce net sales were due to declines in sales to our Smart Devices business unit.

Gross Margin

On a year-on-year basis, the increase in Location & Commerce non-IFRS gross margin in the fourth quarter 2012 was primarily due to lower deferred cost of sales associated with internal sales and a higher gross margin within the vehicle segment, partially offset by lower sales to personal navigation device customers.

On a sequential basis, the increase in Location & Commerce non-IFRS gross margin in the fourth quarter 2012 was primarily due to lower deferred cost of sales associated with internal sales, a higher gross margin within the vehicle segment, and seasonally higher sales to personal navigation device customers.

Operating Expenses

Location & Commerce non-IFRS research and development expenses decreased 10% year-on-year due to cost reductions. On a sequential basis, research and development expenses increased 5% sequentially in the fourth quarter 2012 primarily due to increased project spending relating to software development and map creation.

Location & Commerce non-IFRS sales and marketing expenses decreased 8% year-on-year primarily due to cost reduction actions. On a sequential basis, sales and marketing expenses increased 22% sequentially in the fourth quarter due to higher marketing costs and investments to establish the new HERE brand.

Location & Commerce non-IFRS administrative and general expenses increased 6% year-on-year and increased 12% sequentially in the fourth quarter 2012. On a year-on-year and sequential basis, the increase was primarily due to the higher use of services provided by shared support functions.

Location & Commerce non-IFRS other income and expense for the fourth quarter 2012 was approximately zero, compared to expense of EUR 3 million in the fourth quarter 2011 and approximately zero in the third quarter 2012.

Operating Margin

The year-on-year increase in Location & Commerce non-IFRS operating margin in the fourth quarter 2012 was primarily due to lower operating expenses and higher gross margin, partially offset by lower net sales.

The approximately flat sequential Location & Commerce non-IFRS operating margin in the fourth quarter 2012 was primarily due to higher net sales and gross margin, almost entirely offset by higher operating expenses.

NOKIA SIEMENS NETWORKS

The following table sets forth a summary of the results for Nokia Siemens Networks for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA SIEMENS NETWORKS RESULTS SUMMARY

	Q4/2012	Q4/2011	YoY Change	Q3/2012	QoQ Change
Net sales (EUR million)	3 988	3 815	5%	3 501	14%
Non-IFRS gross margin (%)	36.0%	29.2%		32.2%
Non-IFRS operating expenses (EUR million)	843	943	-11%	797	6%
Non-IFRS operating margin (%)	14.4%	4.6%		9.2%

Net Sales

The following table sets forth Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q4/2012	Q4/2011	YoY Change	Q3/2012	QoQ Change
Europe	1 058	1 272	-17%	918	15%
Middle East & Africa	388	394	-2%	325	19%
Greater China	416	438	-5%	313	33%
Asia-Pacific	1 176	909	29%	1 266	-7%
North America	426	293	45%	285	49%
Latin America	524	509	3%	394	33%
Total	3 988	3 815	5%	3 501	14%

The year-on-year increase in Nokia Siemens Networks’ net sales in the fourth quarter 2012 was primarily due to higher sales of both infrastructure equipment and services, partially offset by a decline in sales of business areas not consistent with Nokia Siemens Networks’ strategic focus. On a regional basis, the year-on-year growth was primarily due to higher net sales in Asia Pacific, most notably in Japan which saw strong growth in sales of both infrastructure equipment and services, as well as in North America which also saw strong growth in sales of both infrastructure equipment and services. This was partially offset by lower sales in Europe, most notably in Western Europe due to declines in sales of both infrastructure equipment and services. In the fourth quarter 2012, Nokia Siemens Networks net sales benefited from non-recurring IPR income of approximately EUR 30 million.

The sequential increase in Nokia Siemens Networks’ net sales in the fourth quarter 2012 was primarily due to higher sales of both services and infrastructure equipment consistent with industry seasonality. On a regional basis, the sequential growth was primarily due to higher net sales in North America which saw strong growth in sales of both infrastructure equipment and services, Latin America which saw strong growth in sales of both infrastructure equipment and services and Greater China which saw strong growth in sales of both services and infrastructure equipment, partially offset by lower sales in Asia Pacific, most notably Japan which saw a decline primarily in sales of infrastructure equipment. In the fourth quarter 2012, Nokia Siemens Networks net sales benefited from non-recurring IPR income of approximately EUR 30 million.

At constant currency Nokia Siemens Networks’ net sales would have increased 1% year-on-year and increased 16% sequentially.

Gross Margin

On a year-on-year basis, the increase in Nokia Siemens Networks’ non-IFRS gross margin in the fourth quarter 2012 was due to favorable product and regional mix towards higher gross margin revenues, particularly in infrastructure equipment and to a lesser extent services, driven mainly by Nokia Siemens Networks priority markets including Japan, Korea and North America, partially offset by lower infrastructure equipment gross margin in Europe. In addition, the year-on-year increase in Nokia Siemens Networks non-IFRS gross margin was also due to structural cost savings in its production overheads as part of its broader cost savings targets.

On a sequential basis, the increase in Nokia Siemens Networks’ non-IFRS gross margin in the fourth quarter 2012 was due to favorable product and regional mix towards higher gross margin revenues, in both services and infrastructure equipment, driven mainly by Latin America, North America and Europe, partially offset by Asia Pacific most notably in Japan. In addition, the sequential increase in Nokia Siemens Networks non-IFRS gross margin was also due to seasonally strong high gross margin software sales as well as structural cost savings in its production overheads as part of its broader cost savings targets.

Operating Expenses

Nokia Siemens Networks’ non-IFRS research and development expenses decreased 10% year-on-year in the fourth quarter 2012 primarily due to improvements in overall research and development efficiency. Sequentially, Nokia Siemens Networks’ non-IFRS research and development expenses increased 7% primarily due to higher accrued incentive expenses consistent with Nokia Siemens Networks’ business performance in the fourth quarter 2012, partially offset by cost control initiatives.

Year-on-year, Nokia Siemens Networks’ non-IFRS sales and marketing expenses decreased 11% in the fourth quarter 2012 primarily due to structural cost savings, partially offset by higher accrued incentive expenses consistent with Nokia Siemens Networks’ business performance in the fourth quarter 2012. On a sequential basis, Nokia Siemens Networks non-IFRS sales and marketing expenses increased 3% in the fourth quarter 2012 primarily due to higher accrued incentive expenses consistent with Nokia Siemens Networks’ business performance in the fourth quarter 2012, partially offset by structural cost savings.

Nokia Siemens Networks’ non-IFRS administrative and general expenses decreased 13% year-on-year in the fourth quarter 2012 primarily due to structural cost savings. On a sequential basis, Nokia Siemens Networks non-IFRS administrative and general expenses increased 5% in the fourth quarter 2012, primarily due higher accrued incentive expenses consistent with Nokia Siemens Networks’ business performance in the fourth quarter 2012, as well as higher expense reallocation to other function costs, which more than offset structural cost savings.

Nokia Siemens Networks’ non-IFRS other income and expense for the fourth quarter 2012 was an expense of EUR 16 million, compared to income of EUR 5 million in the fourth quarter 2011 and expense of EUR 8 million in the third quarter 2012.  On both a year-on-year and sequential basis, this was primarily due to changes in the doubtful account allowances.

Operating Margin

The year-on-year increase in Nokia Siemens Networks non-IFRS operating margin in the fourth quarter 2012 was primarily due to the higher gross margin and higher net sales, and to a lesser extent, lower operating expenses.

The sequential increase in Nokia Siemens Networks non-IFRS operating margin in the fourth quarter 2012 was primarily due to the higher net sales and gross margin, partially offset by higher operating expenses.

Strategy Update and Global Restructuring Program

NOKIA SIEMENS NETWORKS RESTRUCTURING SUMMARY

EUR (million)	Q4/2012 (approximate)	Cumulative up to Q4/2012 (approximate)	Q1/2013 (approximate estimate)	2013 (approximate estimate)	2014 (approximate estimate)	Total (approximate estimate)
Restructuring related charges	257	1 300	Not provided	Not provided	Not provided	1 300
Restructuring related cash outflows	180	650	200	450	200	1 300

On November 23, 2011, Nokia Siemens Networks announced its strategy to focus on mobile broadband and services and the launch of an extensive global restructuring program.

At the end of the fourth quarter 2012, Nokia Siemens Networks had approximately 58 400 employees, a reduction of approximately 15 300 compared to fourth quarter 2011, and approximately 2 200 compared to third quarter 2012.

Nokia Siemens Networks now targets to reduce its non-IFRS annualized operating expenses and production overheads by more than EUR 1 billion by the end of 2013, compared to the end of 2011. Nokia Siemens Networks previous target was to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011. While these savings are expected to come largely from organizational streamlining, the company will also target areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses, and a significant reduction of suppliers in order to further lower costs and improve quality.

By the end of the fourth quarter of 2012, Nokia Siemens Networks had recorded cumulative restructuring charges and other associated items of approximately EUR 1.3 billion related to this restructuring program. In total we now expect cumulative Nokia Siemens Networks’ restructuring charges of approximately EUR 1.3 billion by the end of 2013, virtually all of which have now been recognized. This is approximately EUR 100 million more than our previous estimate.

By the end of the fourth quarter 2012, Nokia Siemens Networks had cumulative restructuring related cash outflows of approximately EUR 650 million related to this restructuring program. Nokia Siemens Networks expects restructuring-related cash outflows to be approximately EUR 200 million in the first quarter 2013, approximately EUR 450 million for the full year 2013, and approximately EUR 200 million for the full year 2014 related to this restructuring program. This means that we also now expect total restructuring related cash outflows to be approximately EUR 100 million more than what we estimated earlier.

Nokia Siemens Networks is focused on maintaining a strong financial position and liquidity profile.  Cash generation is a clear priority at Nokia Siemens Networks, and the company intends to be self-funding in all aspects of its operations.

Q4 OPERATING HIGHLIGHTS

NOKIA OPERATING HIGHLIGHTS

•                  Nokia completed its divestment of Vertu, the global leader in luxury mobile phones, to EQT VI. As part of the transaction, approximately 1 000 employees have transferred with Vertu. Nokia retains a 10% minority shareholding in Vertu.

•                  Nokia entered into a new patent license agreement with Research In Motion. The agreement results in settlement of all existing patent litigation between the companies and withdrawal of pending actions in the US, UK and Canada related to a recent arbitration tribunal decision.

•                  Nokia sold its head office building in Espoo, Finland, to Finland-based Exilion and has leased it back from Exilion on a long-term lease. The selling price was EUR 170 million.

•                  Nokia completed an offering of EUR 750 million of senior unsecured convertible bonds due 2017 convertible into ordinary shares of Nokia Corporation. Nokia intends to use the net proceeds of the offering to prudently manage its capital structure, proactively address upcoming maturities while preserving existing pools of liquidity and for general corporate purposes.

DEVICES & SERVICES OPERATING HIGHLIGHTS

SMART DEVICES

•                  Nokia commenced shipments of the Nokia Lumia 920 and the Nokia Lumia 820, the first devices in Nokia’s Windows Phone 8 range. The Lumia 920 is the flagship Windows Phone 8 smartphone, introducing the latest advances in Nokia PureView imaging innovation. The Lumia 820 brings high end smartphone innovation like wireless charging, super-sensitive touch displays and new augmented reality experiences, starting with Nokia City Lens, to a midrange price point.

•                  Nokia and Verizon Wireless commenced shipments of the Nokia Lumia 822, which provides Verizon Wireless customers with the high-end smartphone features of the Nokia Lumia 820 in a unique design package running on America’s largest 4G LTE network.

•                  Nokia and China Mobile announced the Lumia 920T, the first TD-SCDMA Windows Phone in China. With optical image stabilization, world class location and navigation services, and built-in wireless charging, the Lumia 920T is the world’s most innovative smartphone with the world’s largest mobile operator.

•                  Nokia introduced the Nokia Lumia 620, the third and most affordable in its range of Windows Phone 8 smartphones. Alongside the flagship Nokia Lumia 920 and mid-range Nokia Lumia 820, the Nokia Lumia 620 comes in a compact, colorful design and brings Windows Phone 8 to a more youthful audience.

MOBILE PHONES

•                  Nokia introduced the Nokia Asha 205 and Nokia 206 in both single SIM and dual SIM versions. Both devices reflect Nokia’s heritage by combining stylish design and long-lasting battery life. The Nokia Asha 205 and Nokia 206 are the first Mobile Phones devices to include Nokia’s exclusive Slam feature, which enables consumers to share multimedia content such as photos and videos with nearby friends almost instantly. Slam works with most Bluetooth-enabled mobile phones without the need to pair devices, and without the recipient needing to also have Slam.

•                  Nokia commenced shipments of the Nokia Asha 308 and Asha 309, models offering a fluid ‘swipe’ user interface and an open environment for third-party application development.

LOCATION & COMMERCE OPERATING HIGHLIGHTS

•                  Location & Commerce introduced a new brand — HERE — for our location-based products and services and has begun adopting the HERE brand in the portfolio. HERE is the first location cloud to deliver the world’s best maps and location experiences across multiple screens and operating systems. With the new brand, HERE, Nokia aims to inspire a new generation of location services and devices that make the mobile experience more personally significant for people everywhere. For financial reporting purposes, the Location & Commerce business will be renamed as the HERE business, starting with the first quarter 2013.

•                  To further extend its location services, Location & Commerce launched a maps application for iOS under the HERE brand. Based on HTML5, it includes offline capabilities, voice-guided walk navigation, and public transport directions. The application is available for free download from Apple’s App Store.

•                  Nokia announced a strategic partnership with Mozilla to bring new location experiences to the Firefox OS. Nokia plans to debut a mobile Web version of HERE Maps for the new Firefox OS next year. The companies are working together to give people the best mapping experience on Firefox OS.

•                  Nokia acquired earthmine inc. earthmine’s reality capture and processing technologies will become integral parts of the 3D map making capabilities of HERE.

•                  Nokia introduced LiveSight, a technology based on a highly accurate, 3D map of the world.  LiveSight enables a precise and intuitive augmented reality experience. Nokia City Lens, which was developed exclusively for Nokia Lumia devices and uses a phone’s camera viewfinder to make discovering the world as easy as lifting up a phone, is the first application providing a LiveSight-enabled experience.

•                  Oracle developed a built-in link between Oracle Fusion Middleware MapViewer and the Nokia Location Platform (NLP). This link removes the barrier to customized map integration and extends the benefits of global maps for business use to Oracle users.

•                  Nokia’s Location & Commerce business continued to strengthen its portfolio of location-based offerings for both Windows Phone 8 and Windows Phone 7.5:

•                  Location & Commerce brought its signature applications to the Nokia Lumia range on Windows Phone 8, including true offline maps for Nokia Maps and Nokia Drive+ (beta).

•                  Location & Commerce continued its support for Nokia’s Lumia range on Windows Phone 7.5 with new releases of Nokia Transport and Nokia Drive, extending the availability of the My Commute feature in Nokia Drive from five to 26 countries.  In addition, Location & Commerce also released a beta update to Nokia City

Lens for Lumia on Windows Phone 7.5, its LiveSight-based augmented reality application, which turns the phone’s camera viewfinder into a new way to see information about restaurants, shops, hotels and more overlaid onto the surfaces of buildings for the most intuitive way to find hidden gems.

•                  After announcing in early 2012 that it is teaming with Groupon to bring local and national deals to Nokia customers and integrating Groupon Now! deals into Nokia Maps for the Lumia range in the third quarter, Location & Commerce now also integrated Groupon Now! deals into its maps desktop offering on here.com.

NOKIA SIEMENS NETWORKS OPERATING HIGHLIGHTS

•                  Nokia Siemens Networks continued its mobile broadband deal momentum, adding commercial LTE deals in the fourth quarter, including: delivering a large, multi-city, TD-LTE deployment for China Mobile; preparing O2’s network in the UK to deliver LTE services across London and the south-east of England, ahead of an anticipated rapid launch of 4G in early 2013;  completing the first 4G pilot with TD-LTE technology in Southern Europe for COTA, a new player in Spanish telecoms, and Wimax Online; and helping Vodacom become the first operator to introduce voice and SMS alongside LTE in South Africa.

•                  Nokia Siemens Networks provided GSM and 3G mobile broadband infrastructure and services in Central and East Java, Sumatra, and Kalimantan for Indosat in Indonesia; and deployed Wide Band Adaptive Multi-Rate (WB-AMR) software for Smart Communications 3G network in Mega Manila in the Philippines, providing high-definition (HD) voice services to subscribers.

•                  Nokia Siemens Networks combined three powerful WCDMA software features with the introduction of its Liquid Radio WCDMA software suite to deliver faster data uploads and extract the full benefit from network resources and smartphone capabilities, helping operators improve customer satisfaction and cut churn while increasing revenue from greater 3G availability. Nokia Siemens Networks also launched a new package of services to ensure operators have the most profitable blend of macro and small cells for mobile broadband, as well as a new second-generation 3G femto access point that provides mobile coverage in the home or small office.

•                  Nokia Siemens Networks’ Flexi Zone was awarded the ‘Best of 4G award’ at 4G World in Chicago, in the Radio Access Network (RAN) and Small Cell Technology Product category for its RAN & small cell technology product, based on the company’s Liquid Radio architecture, recognizing mobile broadband innovative design, small cell technology and approach. In a recent proof of concept project based on Liquid Core architecture, Nokia Siemens Networks and a leading global operator jointly demonstrated that core virtualization and cloud management are viable technologies for deployment by operators.

•                  In Services, Nokia Siemens Networks launched an industry-first capability center - Service Operations and Management solution - which combines insights related to service performance with operations functions to enable operators to manage mobile broadband services and tackle service degradation before subscribers experience poor quality.

•                  Nokia Siemens Networks enhanced its award-winning Customer Experience Management (CEM) on Demand portal by adding three new software content packs and related services to help operators pinpoint actionable problems on internet-based maps in seconds and rank the individual customer perception of any problem they experience, in addition to providing trends in service use, network performance and customer experience.

•                  Guangdong Mobile, China Mobile’s largest subsidiary, selected Nokia Siemens Networks’ Customer Experience Management engine Serve at Once Intelligence (SAI) customer and business analysis suite to boost subscriber loyalty and revenue through analysis of real time customer insights. In December, Nokia Siemens Networks provided a unified network and service management dashboard solution as part of its CEM portfolio, including a video wall bigger than a tennis court, for Bharti Airtel in Gurgaon, India, to give the operator a complete network view and ensure the best possible service quality and user experience.

•                  Nokia Siemens Networks continued to drive towards its strategic focus on Mobile Broadband, announcing it had reached an agreement to sell its Optical Networks business to Marlin Equity Partners and its Business Support Systems business to Redknee. It also completed the divestment of the assets of the non-core IPTV business to Belgacom and Accenture.

NOKIA IN THE FOURTH QUARTER 2012

The following discussion is of Nokia’s reported results. Comparisons are given to the fourth quarter 2011 results, unless otherwise indicated.

Nokia’s net sales decreased 20% to EUR 8 041 million (EUR 10 005 million). Net sales of Smart Devices decreased 55% to EUR 1 225 million (EUR 2 747 million). Net sales of Mobile Phones decreased 19% to EUR 2 468 million (EUR 3 040 million). Net sales of the total Devices & Services business decreased 36% to EUR 3 854 million (EUR 5 997 million). Net sales of Location & Commerce decreased 9% to EUR 278 million (EUR 306 million). Net sales of Nokia Siemens Networks increased 5% to EUR 3 988 million (EUR 3 815 million).

Nokia’s gross profit decreased to EUR 2 584 million (gross profit of EUR 2 902 million), representing a gross margin of 32.1% (29.0%). Gross profit of Smart Devices decreased to EUR 221 million (gross profit EUR 546 million), representing 18.0% of Smart Devices net sales (19.9%).  Gross profit of Mobile Phones decreased to EUR 548 million (gross profit EUR 842 million), representing 22.2% of Mobile Phones net sales (27.7%).  Gross profit in the total Devices & Services business decreased to EUR 922 million (gross profit of EUR 1 550 million), representing a gross margin of 23.9% (25.8%). Gross profit in Location & Commerce was EUR 228 million (gross profit of EUR 238 million), representing a gross margin of 82.0% (77.8%). Gross profit in Nokia Siemens Networks was EUR 1 434 million (gross profit EUR 1 114 million), representing a gross margin of 36.0% (29.2%).

Nokia’s operating profit was EUR 439 million (operating loss of EUR 954 million), representing an operating margin of 5.5% (-9.5%). Contribution of Smart Devices decreased to EUR -264 million (EUR -191 million), representing -21.6% of Smart Devices net sales (-7.0%).  Contribution of Mobile Phones decreased to EUR 203 million (EUR 410 million), representing 8.2% of Mobile Phones net sales (13.5%).  Operating profit in the total Devices & Services business increased to EUR 276 million (operating profit of EUR 203 million), representing an operating margin of 7.2% (3.4%). Operating loss in Location & Commerce was EUR 56 million (operating loss of EUR 1205 million). Operating profit in Nokia Siemens Networks was EUR 251 million (operating profit EUR 67 million), representing an operating margin of 6.3% (1.8%). Group Common Functions expense totaled EUR 32 million (EUR 19 million).

In the period from October to December 2012, net financial expense was EUR 66 million (expense of EUR 21 million). Profit before tax was EUR 375 million (loss EUR 974 million). Profit was EUR 255 million (loss EUR 1 076 million), based on a profit of EUR 202 million (loss EUR 1 072 million) attributable to equity holders of the parent and a profit of EUR 53 million (loss of EUR 4 million) attributable to non-controlling interests. Earnings per share was EUR 0.05 (basic) and EUR 0.05 (diluted), compared with EUR -0.29 (basic) and EUR -0.29 (diluted) in the fourth quarter 2011.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	10-12/2012	10-12/2011 (1)	10-12/2012	10-12/2011

Net sales	8 041	10 005	8 041	10 005
Cost of sales	-5 457	-7 103	-5 457	-7 103

Gross profit	2 584	2 902	2 584	2 902
Research and development expenses	-1 123	-1 408	-1 034	-1 311
Selling and marketing expenses	-745	-982	-679	-873
Administrative and general expenses	-220	-258	-220	-257
Impairment of goodwill	—	-1 090	—	—
Other income	235	87	83	38
Other expenses	-292	-205	-99	-21

Operating profit/loss	439	-954	635	478
Share of results of associated companies	2	1	2	1
Financial income and expenses	-66	-21	-66	-21

Profit/loss before tax	375	-974	571	458
Tax	-120	-102	-144	-184

Profit/loss	255	-1 076	427	274

Profit/loss attributable to equity holders of the parent	202	-1 072	212	226
Profit/loss attributable to non-controlling interests	53	-4	215	48
	255	-1 076	427	274

Earnings per share, EUR
(for profit/loss attributable to the equity holders of the parent)
Basic	0.05	-0.29	0.06	0.06
Diluted	0.05	-0.29	0.06	0.06

Average number of shares (1 000 shares)
Basic	3 710 985	3 710 158	3 710 985	3 710 158
Diluted (2)	3 930 910	3 710 158	3 930 910	3 715 950

Depreciation and amortization, total	316	380	161	173

Share-based compensation expense, total	13	9	13	9

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q4/11 other expenses is EUR 4 million restructuring charges, previously reflected within cost of sales (reversal of EUR 2 million), R&D (reversal of EUR 7 million), selling and marketing (EUR 4 million) and administrative expenses (EUR 9 million).

(2) Diluted EPS calculations include the impact from the outstanding convertible bonds which, if converted, would have resulted in lower interest expense in Q4 2012 and higher weighted average amount of outstanding shares. The calculation also includes the dilutive effect of the outstanding share-based compensation instruments.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

(10-12/2012, 10-12/2011 and 1-12/2012 unaudited; 1-12/2011 audited)

	10-12/2012	10-12/2011	1-12/2012	1-12/2011

Profit/loss	255	-1 076	-3 789	-1 488

Other comprehensive income/expense

Items that may be reclassified subsequently to profit or loss
Translation differences	-18	384	15	9
Net investment hedge gains (+) / losses (-)	-6	-119	-29	-37
Cash flow hedges	-46	45	-42	116
Available-for-sale investments	2	24	35	70
Other increase/decrease, net	6	-29	10	-16
Income tax related to components of other comprehensive income/expense	-3	21	8	-16

Other comprehensive income/expense, net of tax	-65	326	-3	126

Total comprehensive income/expense	190	-750	-3 792	-1 362

Total comprehensive income/expense attributable to
equity holders of the parent	124	-782	-3 157	-1 083
non-controlling interests	66	32	-635	-279
	190	-750	-3 792	-1 362

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 10-12/2012	Special items & PPA 10-12/2012	Non-IFRS 10-12/2012	Reported 10-12/2011	Special items & PPA 10-12/2011	Non-IFRS 10-12/2011

Net sales	3 854	—	3 854	5 997	—	5 997
Cost of sales	-2 932	—	-2 932	-4 447	—	-4 447

Gross profit	922	—	922	1 550	—	1 550
% of net sales	23.9		23.9	25.8		25.8

Research and development expenses (1)	-393	—	-393	-601	2	-599
% of net sales	10.2		10.2	10.0		10.0

Selling and marketing expenses (2)	-424	1	-423	-587	—	-587
% of net sales	11.0		11.0	9.8		9.8

Administrative and general expenses	-53	—	-53	-76	—	-76
% of net sales	1.4		1.4	1.3		1.3

Other income and expenses (3)	224	-225	-1	-83	87	4

Operating loss/profit	276	-224	52	203	89	292
% of net sales	7.2		1.3	3.4		4.9

Depreciation and amortization, total	54	-1	53	79	-2	77

(1) Amortization of acquired intangible assets of EUR 2 million in Q4/11.

(2) Amortization of acquired intangible assets of EUR 1 million in Q4/12.

(3) A net release of restructuring charges of EUR 75 million, related impairments of EUR 2 million, a positive item from a cartel claim settlement of EUR 21 million, a net gain from sale of a real estate of EUR 79 million and a net gain on sale of Vertu business of EUR 52 million recognized in Devices & Services Other in Q4/12. Restructuring charges of EUR 100 million, impairment of assets EUR 36 million and a benefit from a cartel claim settlement of EUR 49 million recognized in Devices & Services Other in Q4/11.

Location & Commerce, EUR million

(unaudited)

	Reported 10-12/2012	Special items & PPA 10-12/2012	Non-IFRS 10-12/2012	Reported 10-12/2011	Special items & PPA 10-12/2011	Non-IFRS 10-12/2011

Net sales	278	—	278	306	—	306
Cost of sales	-50	—	-50	-68	—	-68

Gross profit	228	—	228	238	—	238
% of net sales	82.0		82.0	77.8		77.8

Research and development expenses (1)	-221	84	-137	-241	89	-152
% of net sales	79.5		49.3	78.8		49.7

Selling and marketing expenses (2)	-36	3	-33	-66	30	-36
% of net sales	12.9		11.9	21.6		11.8

Administrative and general expenses	-19	—	-19	-18	—	-18
% of net sales	6.8		6.8	5.9		5.9

Other income and expenses (3)	-8	9	1	-1 118	1 115	-3

Operating loss/profit	-56	96	40	-1 205	1 234	29
% of net sales	-20.1		14.4	-393.8		9.5

Depreciation and amortization, total	128	-87	41	127	-119	8

(1) Amortization of acquired intangibles of EUR 84 million in Q4/12 and EUR 89 million in Q4/11.

(2) Amortization of acquired intangibles of EUR 3 million in Q4/12 and EUR 30 million in Q4/11.

(3) Restructuring charges of EUR 9 million in Q4/12. Restructuring charges of EUR 25 million and impairment of goodwill of EUR 1 090 million in Q4/11.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 10-12/2012	Special items & PPA 10-12/2012	Non-IFRS 10-12/2012	Reported 10-12/2011 (1)	Special items & PPA 10-12/2011 (1)	Non-IFRS 10-12/2011

Net sales	3 988	—	3 988	3 815	—	3 815
Cost of sales	-2 554	—	-2 554	-2 701	—	-2 701

Gross profit	1 434	—	1 434	1 114	—	1 114
% of net sales	36.0		36.0	29.2		29.2

Research and development expenses (2)	-509	5	-504	-566	6	-560
% of net sales	12.8		12.6	14.8		14.7

Selling and marketing expenses (3)	-285	62	-223	-329	79	-250
% of net sales	7.1		5.6	8.6		6.6

Administrative and general expenses (4)	-116	—	-116	-134	1	-133
% of net sales	2.9		2.9	3.5		3.5

Other income and expenses (5)	-273	257	-16	-18	23	5

Operating loss/profit	251	324	575	67	109	176
% of net sales	6.3		14.4	1.8		4.6

Depreciation and amortization, total	133	-67	66	172	-86	86

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q4/11 other expenses is EUR 4 million restructuring charges, previously reflected within cost of sales (reversal of EUR 2 million), R&D (reversal of EUR 7 million), selling and marketing (EUR 4 million) and administrative expenses (EUR 9 million).

(2) Amortization of acquired intangibles of EUR 5 million in Q4/12 and EUR 6 million in Q4/11.

(3) Amortization of acquired intangibles of EUR 62 million in Q4/12 and EUR 79 million in Q4/11.

(4) Amortization of acquired intangibles of EUR 1 million in Q4/11.

(5) Restructuring and associated charges of EUR 255 million, including charges of EUR 34 million related to country and contract exits based on Nokia Siemens Networks’ new strategy that focuses on key markets and product segments, as well as impairment of assets EUR 2 million in Q4/12. Restructuring charges of EUR 23 million in Q4/11.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 10-12/2012	Special items & PPA 10-12/2012	Non-IFRS 10-12/2012	Reported 10-12/2011	Special items & PPA 10-12/2011	Non-IFRS 10-12/2011

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	—	—	—

Selling and marketing expenses	—	—	—	—	—	—

Administrative and general expenses	-32	—	-32	-30	—	-30

Other income and expenses	—	—	—	11	—	11

Operating loss	-32	—	-32	-19	—	-19

Depreciation and amortization, total	1	—	1	2	—	2

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP

	Reported 10-12/2012	Special items & PPA 10-12/2012	Non-IFRS 10-12/2012	Reported 10-12/2011 (1)	Special items & PPA 10-12/2011(1)	Non-IFRS 10-12/2011

Net sales	8 041	—	8 041	10 005	—	10 005
Cost of sales	-5 457	—	-5 457	-7 103	—	-7 103

Gross profit	2 584	—	2 584	2 902	—	2 902
% of net sales	32.1		32.1	29.0		29.0

Research and development expenses (2)	-1 123	89	-1 034	-1 408	97	-1 311
% of net sales	14.0		12.9	14.1		13.1

Selling and marketing expenses (3)	-745	66	-679	-982	109	-873
% of net sales	9.3		8.4	9.8		8.7

Administrative and general expenses (4)	-220	—	-220	-258	1	-257
% of net sales	2.7		2.7	2.6		2.6

Impairment of goodwill	—		—	-1 090	1 090	—

Other income and expenses (5)	-57	41	-16	-118	135	17

Operating profit/loss	439	196	635	-954	1 432	478
% of net sales	5.5		7.9	-9.5		4.8

Share of results of associated companies	2	—	2	1	—	1
Financial income and expenses	-66	—	-66	-21	—	-21

Profit/loss before tax	375	196	571	-974	1 432	458
Tax (6)	-120	-24	-144	-102	-82	-184

Profit/loss	255	172	427	-1 076	1 350	274

Profit/loss attributable to equity holders of the parent	202	10	212	-1 072	1 298	226
Profit/loss attributable to non-controlling interests	53	162	215	-4	52	48
	255	172	427	-1 076	1 350	274

Earnings per share, EUR
(for profit/loss attributable to the equity holders of the parent)
Basic	0.05	0.01	0.06	-0.29	0.35	0.06
Diluted	0.05	0.01	0.06	-0.29	0.35	0.06

Average number of shares
(1 000 shares)
Basic	3 710 985		3 710 985	3 710 158		3 710 158
Diluted (7)	3 930 910		3 930 910	3 710 158		3 715 950

Depreciation and amortization, total	316	-155	161	380	-207	173

Share-based compensation expense, total	13	—	13	9	—	9

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q4/11 other expenses is EUR 4 million restructuring charges, previously reflected within cost of sales (reversal of EUR 2 million), R&D (reversal of EUR 7 million), selling and marketing (EUR 4 million) and administrative expenses (EUR 9 million).

(2) Amortization of acquired intangible assets of EUR 89 million in Q4/12 and EUR 97 million in Q4/11.

(3) Amortization of acquired intangible assets of EUR 66 million in Q4/12 and EUR 109 million in Q4/11.

(4) Amortization of acquired intangible assets of EUR 1 million in Q4/11.

(5) Restructuring charges and associated items of EUR 189 million, including EUR 34 million related to country and contract exits, as well as impairments of assets of EUR 4 million and a positive item from a cartel claim settlement of EUR 21 million, a net gain on sale of Vertu business of EUR 52 million and a net gain on sale of real estate of EUR 79 million in Q4/12. Restructuring charges of EUR 148 million, impairments of assets of EUR 36 million and a benefit from a cartel claim settlement of EUR 49 million in 2011.

(6) Net tax benefit on special items and PPA of EUR 24 million in Q4/12 and EUR 82 million in Q4/11.

(7) Diluted EPS calculations include the impact from the outstanding convertible bonds which, if converted, would have resulted in lower interest expense in Q4 2012 and higher weighted average amount of outstanding shares. The calculation also includes the dilutive effect of the outstanding share-based compensation instruments.

SEGMENT INFORMATION AND ELIMINATIONS, EUR million

Fourth quarter 2012, reported

(unaudited)

	Smart Devices 10-12/2012	Mobile Phones 10- 12/2012	Devices & Services other 10- 12/2012	Devices & Services 10- 12/2012	Location & Commerce 10-12/2012	Nokia Siemens Networks 10-12/2012	Corporate Common 10-12/2012	Eliminations 10-12/2012	Nokia Group 10-12/2012

Net sales (1)	1 225	2 468	161	3 854	278	3 988		-79	8 041
Cost of sales (2)	-1 004	-1 920	-8	-2 932	-50	-2 554		79	-5 457
Gross profit	221	548	153	922	228	1 434	—	—	2 584
% of net sales	18.0	22.2	95.0	23.9	82.0	36.0			32.1

Operating expenses	-481	-346	-43	-870	-276	-910	-32	—	-2 088

Other income and expenses	-4	1	227	224	-8	-273	—	—	-57

Contribution	-264	203	337
% of net sales	-21.6	8.2	209.3

Operating profit/loss				276	-56	251	-32	—	439
% of net sales				7.2	-20.1	6.3			5.5

Fourth quarter 2011, reported

(unaudited)

	Smart Devices 10-12/2011	Mobile Phones 10- 12/2011	Devices & Services other 10- 12/2011	Devices & Services 10- 12/2011	Location & Commerce 10-12/2011	Nokia Siemens Networks 10-12/2011	Corporate Common 10-12/2011	Eliminations 10-12/2011	Nokia Group 10-12/2011

Net sales (1)	2 747	3 040	210	5 997	306	3 815	—	-113	10 005
Cost of sales (2)	-2 201	-2 198	-48	-4 447	-68	-2 701	—	113	-7 103
Gross profit	546	842	162	1 550	238	1 114	—	—	2 902
% of net sales	19.9	27.7	77.1	25.8	77.8	29.2			29.0

Operating expenses	-732	-429	-103	-1 264	-325	-1 029	-30	—	-2 648

Other income and expenses	-5	-3	-75	-83	-1 118	-18	11	—	-1 208

Contribution	-191	410	-16
% of net sales	-7.0	13.5	-7.6

Operating loss/profit				203	-1 205	67	-19	—	-954
% of net sales				3.4	-393.8	1.8			-9.5

(1) Includes IPR royalty income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(10-12/2012, 10-12/2011 and 1-12/2012 unaudited, 1-12/2011 audited)

Reported	10-12/2012	Y-o-Y change, %	10-12/2011	1-12/2012	Y-o-Y change, %	1-12/2011

Europe	2 353	-28	3 285	8 851	-25	11 875
Middle-East & Africa	1 143	-22	1 466	4 145	-25	5 510
Greater China	631	-56	1 447	2 894	-56	6 532
Asia-Pacific	2 126	-4	2 207	8 186	-7	8 759
North America	708	64	433	2 061	21	1 709
Latin America	1 080	-7	1 167	4 039	-5	4 274

Total	8 041	-20	10 005	30 176	-22	38 659

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.12.12	Y-o-Y change, %	31.12.11

Europe	33 920	-31	49 255
Middle-East & Africa	3 582	-29	5 062
Greater China	19 033	-16	22 568
Asia-Pacific	24 650	-17	29 595
North America	6 957	-18	8 443
Latin America	9 656	-36	15 127

Total	97 798	-25	130 050

NOKIA IN JANUARY — DECEMBER 2012

The following discussion is of Nokia’s reported results. Comparisons are given to 2011 results, unless otherwise indicated.

See note 5 to our Summary Financial Information table above concerning our current operational and reporting structure which we adopted during 2011.

In 2012, our net sales decreased 22% to EUR 30.2 billion (EUR 38.7 billion in 2011). Net sales of Devices & Services decreased 34% to EUR 15.7 billion (EUR 23.9 billion). Net sales of Smart Devices decreased 50% to EUR 5 446 million (EUR 10 820 million). Net sales of Mobile Phones decreased 21% to EUR 9 436 million (EUR 11 930 million). Net sales of Location & Commerce increased 1% to EUR 1 103 million (EUR 1 091 million). Net sales of Nokia Siemens Networks decreased 2% to EUR 13.8 billion (EUR 14.0 billion).

In 2012, Europe accounted for 29% (31%) of our net sales, Asia-Pacific 27% (23%), Greater China 10% (17%), Middle East & Africa 14% (14%), Latin America 13% (11%) and North America 7% (4%). The 10 markets in which we generated the greatest net sales in 2012 were, in descending order of magnitude, China, India, Japan, the United States, Brazil, Germany, Russia, the United Kingdom, Indonesia and Italy together representing approximately 52% of total net sales in 2012. In comparison, the 10 markets in which we generated the greatest net sales in 2011 were China, India, Brazil, Russia, Germany, Japan, the United States, the United Kingdom, Italy and Spain, together representing approximately 52% of total net sales in 2011.

Our gross margin in 2012 was 27.8%, compared to 29.4% in 2011. Gross profit in Devices & Services decreased to EUR 3 346 million (gross profit of EUR 6 640 million), representing a gross margin of 21.3% (27.7%). Gross profit of Smart Devices decreased to EUR 479 million (EUR 2 561 million), representing 8.8% of Smart Devices net sales (23.7%).  Gross profit of Mobile Phones decreased to EUR 2 211 million (EUR 3 117 million), representing 23.4% of Mobile Phones net sales (26.1%).  Gross profit in Location & Commerce was EUR 875 million (gross profit of EUR 877 million), representing a gross margin of 79.3% (80.4%). Gross profit in Nokia Siemens Networks increased to EUR 4 169 million (gross profit EUR 3 842 million), representing a gross margin of 30.3% (27.4%).

Our 2012 operating loss was EUR 2.3 billion, compared with an operating loss of EUR 1.1 billion in 2011. Our 2012 operating margin was -7.6% (-2.8%). Our operating loss in 2012 included purchase price accounting items and other special items of net negative EUR 2.4 billion (net negative EUR 2.9 billion). Operating loss in Devices & Services was EUR 1 100 million (operating profit of EUR 884 million), representing an operating margin of -7.0% (3.7%).  Devices & Services operating profit in 2012 included purchase price accounting items and other special items of net negative EUR 397 million (net negative EUR 799 million). Contribution of Smart Devices decreased to EUR -1 560 million (EUR -411 million), representing -28.6% of Smart Devices net sales (-3.8%).  Contribution of Mobile Phones decreased to EUR 524 million (EUR 1 481 million), representing 5.6% of Mobile Phones net sales (12.4%).  Operating loss in Location & Commerce was EUR 301 million (operating loss of EUR 1 526 million), representing an operating margin of -27.3% (-139.9%). Location & Commerce operating loss included purchase price accounting items and other special items of negative EUR 455 million (net negative EUR 1.6 billion).  Operating loss in Nokia Siemens Networks was EUR 799 million (operating loss EUR 300 million), representing an operating margin of -5.8% (-2.1%). Nokia Siemens Networks operating loss in 2012 included purchase price accounting items and other special items of net negative EUR 1.6 billion (net negative EUR 0.5 billion). Group Common Functions expense totaled EUR 103 million in 2012, compared to EUR 131 million in 2011.

Our research and development expenses were EUR 4.8 billion in 2012, compared to EUR 5.6 billion in 2011. Research and development costs represented 15.8% of our net sales in 2012 (14.4%). Research and development expenses included purchase price accounting items and other special items of EUR 378 million in 2012 (EUR 412 million).

In 2012, our selling and marketing expenses were EUR 3.2 billion, compared to EUR 3.8 billion in 2011. Selling and marketing expenses represented 10.6% of our net sales in 2012 (9.7%). Selling and marketing expenses included purchase price accounting items and other special items of EUR 314 million in 2012 (EUR 422 million).

Administrative and general expenses were EUR 1.0 billion in 2012, compared to EUR 1.1 billion in 2011. Administrative and general expenses were equal to 3.2% of our net sales in 2012 (2.8%). Administrative and general expenses included no special items in 2012 (EUR 1 million in 2011).

Financial income and expenses, net, was an expense of EUR 340 million in 2012 (EUR 102 million). The higher net expense in 2012 was primarily driven by higher net costs related to hedging our cash balances and unfavorable fluctuations in certain foreign currency exchange rates.

Loss before tax was EUR 2.6 billion in 2012 (loss of EUR 1.2 billion). Loss was EUR 3.8 billion (loss of EUR 1.5 billion), based on a loss of EUR 3.1 billion (loss of EUR 1.2 billion) attributable to equity holders of the parent and a loss of EUR 0.7 billion (loss of EUR 0.3 billion) attributable to non-controlling interests. Earnings per share decreased to EUR -0.84 (diluted and basic), compared to EUR -0.31 (diluted and basic).

The following chart sets out Nokia Group’s cash flow for the fiscal years 2012 and 2011 and financial position at the end of each of those years, as well as the year-on-year growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	2012	2011	YoY Change
Net cash from operating activities	-354	1 137	-131%
Total cash and other liquid assets	9 909	10 902	-9%
Net cash and other liquid assets(1)	4 360	5 581	-22%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

Year-on-year, net cash and other liquid assets decreased by EUR 1.2 billion in 2012, primarily due to cash outflows related to restructuring of approximately EUR 1.5 billion, the payment of the dividend of approximately EUR 750 million in 2012 and cash outflows related to net financial expenses and taxes as well as capital expenditures. This was partially offset by positive overall net cash from operating activities, excluding cash outflows related to restructuring, net financial expenses and taxes, as well as cash flows related to the receipt of quarterly platform support payments from Microsoft (which commenced in the fourth quarter 2011).

In 2012, Nokia Siemens Networks’ contribution to net cash from operating activities was approximately EUR 1.6 billion, primarily due to net working capital changes. At the end of 2012, Nokia Siemens Networks’ contribution to the Nokia gross cash was EUR 2.4 billion and contribution to Nokia’s net cash was EUR 1.3 billion.

The following discussion of Nokia’s three businesses — Devices & Services, Location & Commerce and Nokia Siemens Networks — includes information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude special items for all periods.  In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. See note 1 to our Summary Financial Information table above for information about our underlying non-IFRS results.

Devices & Services

The following chart sets out a summary of the results for our Devices & Services business and the year-on-year growth rates for the fiscal years 2012 and 2011.

DEVICES & SERVICES RESULTS SUMMARY

	2012	2011	YoY Change
Net sales (EUR million)(1)	15 686	23 943	-34%
Mobile device volume (million units)	335.6	417.1	-20%
Mobile device ASP (EUR)	47	57	-18%
Reported gross margin (%)	21.3%	27.7%
Non-IFRS gross margin (%)	21.3%	27.7%
Reported operating expenses (EUR million)	4 001	4 983	-20%
Non-IFRS operating expenses (EUR million)	3 997	4 974	-20%
Reported operating margin (%)	-7.0%	3.7%
Non-IFRS operating margin (%)	-4.5%	7.0%

Note 1: Includes IPR income recognized in Devices & Services Other net sales.

Net Sales

The following chart sets out the net sales for our Devices & Services business and year-on-year growth rates by geographic area for the fiscal years 2012 and 2011. The IPR income referred to in the paragraph above has been allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	2012	2011	YoY Change
Europe	4 643	7 064	-34%
Middle East & Africa	2 827	4 098	-31%
Greater China	1 610	5 063	-68%
Asia-Pacific	3 811	4 896	-22%
North America	453	354	28%
Latin America	2 342	2 468	-5%
Total	15 686	23 943	-34%

The decline in Devices & Services net sales in 2012 resulted from lower volumes in both Smart Devices and Mobile Phones as well as a lower ASP in Mobile Phones, partially offset by a higher ASP in Smart Devices. Devices & Services Other net sales decreased in 2012 due to lower non-recurring IPR income, the divestment of Vertu during the fourth quarter 2012 and lower spare parts sales.

At a constant currency, Devices & Services net sales would have decreased 36% compared to 2011.

Smart Devices continued to transition as Symbian volumes decreased sequentially every quarter in 2012. Lumia device volumes grew in the first half of 2012 by expanding geographical distribution as well as new product launches, but were negatively affected in the third quarter 2012 by product transitions. In the fourth quarter 2012, Smart Devices net sales grew sequentially as Nokia started shipping new Lumia devices, although volumes were adversely affected by supply constraints as we ramped up our production capacity, particularly related to the Lumia 920. Smart Devices shipped a total of 13.4 million Lumia devices in 2012.

During the first half of 2012, Mobile Phones was negatively affected by aggressive price competition and the lack of affordable full touch devices. Towards the end of the second quarter 2012 Mobile Phones introduced affordable Asha full touch smartphones and sold 15.8 million units in the second half 2012.

Our overall Devices & Services net sales in 2012 benefited from the recognition in Devices & Services Other of approximately EUR 50 million (EUR 450 million in 2011) of non-recurring IPR income. During the last two decades, we have invested approximately EUR 50 billion in research and development and built one of the wireless industry’s strongest and broadest IPR portfolios, with approximately 10 000 patent families.  Nokia is a world leader in the development of handheld device and mobile communications technologies, which is also demonstrated by our strong patent position. Within Devices & Services Other, we estimate that our current annual IPR income run-rate is approximately EUR 0.5 billion.

Volume

The following chart sets out the mobile device volumes for our Devices & Services business and year—on-year growth rates by geographic area for the fiscal years 2012 and 2011.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	2012	2011	YoY Change
Europe	67.3	87.8	-23%
Middle East & Africa	81.7	94.6	-14%
Greater China	27.5	65.8	-58%
Asia-Pacific	113.5	118.9	-5%
North America	2.2	3.9	-44%
Latin America	43.4	46.1	-6%
Total	335.6	417.1	-20%

On a year-on-year basis, the decline in our total Devices & Services volumes in 2012 was due to lower volumes in both Smart Devices and Mobile Phones discussed below.

Average Selling Price

On a year-on-year basis, the overall decrease in our Devices & Services ASP was due to higher proportion of Mobile Phones volumes and lower Mobile Phones ASPs, partially offset by higher Smart Devices ASPs.

Gross Margin

On a year-on-year basis, the decline in our Devices & Services non-IFRS gross margin in 2012 was due to gross margin declines in Smart Devices and to a lesser degree in Mobile Phones and Devices & Services Other.

Operating Expenses

Devices & Services non-IFRS operating expenses decreased 20% year-on-year in 2012. On a year-on-year basis, operating expenses related to Smart Devices decreased 32% in 2012, where Mobile Phones remained approximately on the same level. In addition to the factors described below, the year-on-year changes were affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices. This resulted in higher and lower relative allocations to Mobile Phones and Smart Devices, respectively.

Devices & Services non-IFRS research and development expenses decreased 24% year-on-year in 2012 due to declines in Smart Devices and Devices & Services Other research and development expenses. The decreases in research and development expenses were due primarily to a focus on priority projects and cost controls as well as business divestments.

Devices & Services non-IFRS sales and marketing expenses decreased 15% year-on-year in 2012 primarily due to lower overall business activity, improved efficiency in general marketing activities and business divestments.

Devices & Services non-IFRS administrative and general expenses decreased 19% year-on-year in 2012, primarily due structural cost savings as well as business divestments.

In 2012, Devices & Services non-IFRS other income and expense had a negative year-on-year impact on profitability. Reported other income and expense was significantly less negative in 2012. Restructuring charges of EUR 550 million and related impairments of EUR 30 million, a benefit from cartel claim settlements of EUR 56 million, a net gain from the sale of a real estate of EUR 79 million and a net gain from the divestment of the Vertu business of EUR 52 million were recognized in Devices & Services Other in 2012. Restructuring charges of EUR 456 million, impairment of assets of EUR 90 million, Accenture deal consideration of EUR 251 million, impairment of shares in an associated company of EUR 41 million and a benefit from a cartel claim settlement of EUR 49 million were recognized in Devices & Services Other in 2011.

Cost Reduction Activities and Planned Operational Adjustments

Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

On June 14, 2012, we announced targeted investments in key growth areas, operational changes and significantly increased our cost reduction target. The measures included the closure of Nokia’s manufacturing facility in Salo, Finland as well as the closure of Nokia’s research and development facility in Ulm, Germany. In addition, Nokia also focused its sales and marketing activities and streamlined its IT, corporate and support functions to align with the sharpened strategy.

As of December 31, 2012, we had recognized cumulative net charges in Devices & Services of approximately EUR 1.4 billion related to restructuring activities, which included restructuring charges and associated impairments. While the total extent of the restructuring activities is still to be determined, we currently anticipate cumulative charges in Devices & Services of approximately EUR 1.6 billion before the end of 2013. We also expect the total cash outflows related to our Devices & Services restructuring activities to be approximately EUR 1.4 billion.

Smart Devices

The following chart sets out a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year growth rates.

SMART DEVICES RESULTS SUMMARY

	2012	2011	YoY Change
Net sales (EUR million)(1)	5 446	10 820	-50%
Smart Devices volume (million units)	35.1	77.3	-55%
Smart Devices ASP (EUR)	155	140	11%
Gross margin (%)	8.8%	23.7%
Operating expenses (EUR million) (2)	2 018	2 974	-32%
Contribution margin (%)(2)	-28.6%	-3.8%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year decrease in operating expenses was affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in lower relative allocations to Smart Devices in 2012. Accordingly, 2012 operating expenses are not directly comparable to 2011 operating expenses.

Net Sales

The year-on-year decline in our Smart Devices net sales in 2012 was primarily due to significantly lower volumes, partially offset by higher ASPs.

Volume

The year-on-year decrease in our Smart Device volumes in 2012 was driven by the strong momentum of competing smartphone platforms relative to our Symbian devices. On a geographical basis, the decrease in volumes was due to lower volumes in Greater China, Europe, Asia Pacific, Middle East &Africa and Latin America, partially offset by slightly higher volumes in North America.

Average Selling Price

The year-on-year increase in our Smart Devices ASP in 2012 was primarily due to a positive mix shift towards sales of our Lumia devices which had a higher ASP, a positive impact related to deferred revenue on services sold in combination with our devices as well as the net positive impact related to foreign currency fluctuations, partially offset by general price erosion and our pricing actions.

Gross Margin

The year-on-year decline in our Smart Devices gross margin in 2012 was primarily due to greater price erosion than cost erosion due to the competitive environment, inventory related allowances of EUR 220 million in the second quarter 2012 and EUR 120 million in the third quarter 2012, higher fixed costs per unit because of lower sales volumes, and a negative product mix shift towards lower gross margin devices.

Mobile Phones

The following chart sets out a summary of the results for our Mobile Phones business unit and year-on-year growth rates for the fiscal years 2012 and 2011.

MOBILE PHONES RESULTS SUMMARY

	2012	2011	YoY Change
Net sales (EUR million)(1)	9 436	11 930	-21%
Mobile Phones volume (million units)	300	340	-12%
Mobile Phones ASP (EUR)	31	35	-11%
Gross margin (%)	23.4%	26.1%
Operating expenses (EUR million) (2)	1 661	1 640	1%
Contribution margin (%)(2)	5.6%	12.4%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year decrease in operating expenses was affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in higher relative allocations to Mobile Phones in 2012. Accordingly, 2012 operating expenses are not directly comparable to 2011 operating expenses.

Net Sales

On a year-on-year basis, our Mobile Phones net sales decreased in 2012 due to lower volumes and ASPs.

Volume

The year-on-year decline in our Mobile Phones volumes in 2012 was due to the challenging competitive environment and market environment, which negatively affected our volumes across the Mobile Phones portfolio.

In particular, low end smartphones powered by the Android operating system proliferated at lower price points throughout 2012. During the second half of 2012, Mobile Phones started shipping Asha full touch smartphones, which improved the competitiveness of our higher end Mobile Phones product portfolio. During the second half of 2012 Mobile Phones shipped 15.8 million Asha full touch smartphones.

Average Selling Price

The year-on-year decline in our Mobile Phones ASP in 2012 was primarily due to a higher proportion of sales of lower priced devices and general price erosion.

Gross Margin

The year-on-year decline in our Mobile Phones gross margin in 2012 was primarily due to a higher proportion of sales of lower gross margin devices as well as the net negative impact related to foreign currency fluctuations.

Location & Commerce

On November 13, 2012, Nokia introduced HERE, the new brand for its location and mapping service. For financial reporting purposes, the Location & Commerce business will be renamed as the HERE business, starting with the first quarter 2013.

The following chart sets out a summary of the results for Location & Commerce and year-on-year growth rates for the fiscal years 2012 and 2011.

LOCATION & COMMERCE RESULTS SUMMARY

	2012	2011	YoY Change
Net sales (EUR million)	1 103	1 091	1%
External net sales (EUR million)	729	698	4%
Internal net sales (EUR million)	374	393	-5%
Reported gross margin (%)	79.3%	80.4%
Non-IFRS gross margin (%)	79.3%	80.4%
Reported operating expenses (EUR million)	1 146	1 285	-11%
Non-IFRS operating expenses (EUR million)	723	827	-13%
Reported operating margin (%)	-27.3%	-139.9%
Non-IFRS operating margin (%)	13.9%	4.4%

Net Sales

The year-on-year increase in Location & Commerce external net sales in 2012 was primarily driven by higher sales of map content licenses to vehicle customers, partially offset by lower sales to personal navigation devices customers.

The year-on-year decline in Location & Commerce internal net sales was primarily due to lower sales related to the large decline in Symbian volumes experienced since 2010.

Gross Margin

On a year-on-year basis, the decrease in Location & Commerce non-IFRS gross margin in 2012 was primarily due to lower personal navigation device sales which carry a higher gross margin, partially offset by higher gross margin in the vehicle segment.

Operating Expenses

Location & Commerce non-IFRS research and development expenses decreased 14% primarily driven by a focus on cost controls, lower project spending and a shift of research and development operating expenses to cost of sales as a result of the divestiture of the media advertising business.

Location & Commerce non-IFRS sales and marketing expenses decreased 18% primarily driven by a focus on cost controls and lower marketing spending.

Location & Commerce non-IFRS administrative and general expenses increased 13% primarily driven by higher use of services provided by shared support functions.

Nokia Siemens Networks

Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 30, 2011. Accordingly, the results of Nokia Siemens Networks for 2012 are not directly comparable to 2011.

The following chart sets out a summary of the results for Nokia Siemens Networks and year-on-year growth rates for fiscal years 2012 and 2011.

NOKIA SIEMENS NETWORKS RESULTS SUMMARY

	2012	2011	YoY Change
Net sales (EUR million)	13 779	14 041	-2%
Reported gross margin (%)	30.3%	27.4%
Non-IFRS gross margin (%)	30.7%	27.4%
Reported operating expenses (EUR million)	3 678	4 030	-9%
Non-IFRS operating expenses (EUR million)	3 413	3 662	-7%
Reported operating margin (%)	-5.8%	-2.1%
Non-IFRS operating margin (%)	5.6%	1.6%

Net Sales

The following chart sets out Nokia Siemens Networks net sales and year-on-year growth rates, by geographic area for fiscal years 2012 and 2011.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	2012	2011	YoY Change
Europe	3 896	4 469	-13%
Middle East & Africa	1 287	1 391	-7%
Greater China	1 278	1 465	-13%
Asia-Pacific	4 347	3 848	13%
North America	1 294	1 077	20%
Latin America	1 677	1 791	-6%
Total	13 779	14 041	-2%

The year-on-year decline in Nokia Siemens Networks’ net sales was primarily due to the decline in sales of business areas not consistent with Nokia Siemens Networks’ strategic focus and lower infrastructure equipment sales, partially offset by higher services net sales. On a full year basis, services represented slightly more than 50% of Nokia Siemens Networks’ net sales.

At constant currency, Nokia Siemens Networks’ net sales would have decreased 5% year-on-year in 2012.

Gross Margin

The increase in Nokia Siemens Networks non-IFRS gross margin in 2012 was primarily due to the better gross margin in both infrastructure equipment and services. Within infrastructure equipment the increase was primarily due to favorable region and product mix consistent with Nokia Siemens Networks’ strategy to focus on mobile broadband. Within services, the increase was primarily due to structural cost actions and efforts to align the services business with the focused strategy.

Operating Expenses

Nokia Siemens Networks’ non-IFRS research and development expenses decreased 5% year-on-year in 2012 primarily due to structural cost saving actions and overall research and development efficiency.

Nokia Siemens Networks’ non-IFRS sales and marketing expenses decreased 11% year-on-year in 2012 primarily due to structural cost saving actions.

Nokia Siemens Networks’ non-IFRS administrative and general expenses decreased 8% year-on-year in 2012 primarily due to structural cost saving actions.

Nokia Siemens Networks’ non-IFRS other income decreased to an expense year-on-year in 2012 due primarily to due to changes in the doubtful account allowances. Reported other income and expense for 2012 was an expense of EUR

1 290 million. The year-on-year increase of the expense was mainly driven by increased restructuring and associated charges.

Operating Margin

The higher year-on-year Nokia Siemens Networks non-IFRS operating margin in 2012 primarily reflected the higher gross margin and lower operating expenses.

Strategy Update and Global Restructuring Program

On November 23, 2011 Nokia Siemens Networks announced its strategy to focus on mobile broadband and services and the launch of an extensive global restructuring program.

At the end of 2012, Nokia Siemens Networks had approximately 58 400 employees, a reduction of approximately 15 300 compared to end of 2011.

Nokia Siemens Networks now targets to reduce its non-IFRS annualized operating expenses and production overheads by more than EUR 1 billion by the end of 2013, compared to the end of 2011. Nokia Siemens Networks previous target was to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011. While these savings are expected to come largely from organizational streamlining, the company will also target areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses, and a significant reduction of suppliers in order to further lower costs and improve quality.

During 2012, Nokia Siemens Networks recognized restructuring charges and other associated items of EUR 1.3 billion related to this restructuring program, resulting in cumulative charges of approximately EUR 1.3 billion. In total we now expect cumulative Nokia Siemens Networks restructuring charges of approximately EUR 1.3 billion by the end of 2013, virtually all of which have now been recognized. By the end of 2012, Nokia Siemens Networks had cumulative restructuring related cash outflows of approximately EUR 650 million related to this restructuring program. Nokia Siemens Networks expects restructuring-related cash outflows to be approximately EUR 450 million for the full year 2013, and approximately EUR 200 million for the full year 2014 related to this restructuring program.

Nokia Siemens Networks is focused on maintaining a strong financial position and liquidity profile.  Cash generation is a clear priority at Nokia Siemens Networks, and the company intends to be self-funding in all aspects of its operations.

FULL YEAR 2012 OPERATING HIGHLIGHTS

NOKIA OPERATING HIGHLIGHTS

•                  Nokia outlined a range of actions — planned or since completed — aimed at sharpening its strategy, improving its operating model and returning the company to profitable growth. The measures included:

•                  Reductions within certain research and development projects, resulting in the closure of Nokia’s facilities in Ulm, Germany and Burnaby, Canada;

•                  The transfer of device assembly from our production facilities in Komarom in Hungary and Reynosa in Mexico to Nokia facilities in Asia, where the majority of component suppliers are based. The Komarom and Reynosa facilities are now focusing on smartphone product customization.

•                  The consolidation of certain manufacturing operations, resulting in the closure of its manufacturing facility in Salo, Finland;

•                  Nokia, and De’ Longhi SpA, a global leader in household appliances, agreed terms for De’ Longhi to acquire Nokia’s production facility in Cluj, Romania.

•                  Focusing of marketing and sales activities, including prioritizing key markets;

•                  Streamlining of corporate and support functions.

Since the end of 2012, Nokia has also announced a range of planned changes to streamline its IT organization. Nokia believes these changes will increase operational efficiency and reduce operating costs, creating an IT organization appropriate for Nokia’s current size and scope. As part of the planned changes, Nokia plans to transfer certain activities and up to 820 employees to HCL Technologies and TATA Consultancy Services.

•                  There were various changes in the Nokia Leadership Team during 2012. Changes included:

•                  Marko Ahtisaari was appointed Executive Vice President of Design and member of the Nokia Leadership Team as from February 1, 2012.

•                  Juha Putkiranta was appointed Executive Vice President of Operations and member of the Nokia Leadership Team as from July 1, 2012.

•                  Timo Toikkanen was appointed Executive Vice President of Mobile Phones and member of the Nokia Leadership Team as from July 1, 2012.

•                  Chris Weber was appointed Executive Vice President of Sales and Marketing and member of the Nokia Leadership Team as from July 1, 2012.

Further, during 2012, the following members resigned from the Nokia Leadership Team:

•                  Jerri DeVard, formerly Executive Vice President and Chief Marketing Officer, resigned from the Nokia Leadership Team effective as from July 1, 2012.

•                  Colin Giles, formerly Executive Vice President of Sales, resigned from the Nokia Leadership Team effective as from July 1, 2012.

•                  Mary T. McDowell, formerly Executive Vice President of Mobile Phones resigned from the Nokia Leadership Team effective as from July 1, 2012.

•                  Niklas Savander, formerly Executive Vice President of Markets resigned from the Nokia Leadership Team effective as from July 1, 2012.

•                  Esko Aho, formerly Executive Vice President of Corporate Relations and Responsibility resigned from the Nokia Leadership Team.

•                  Nokia completed the acquisition of all technologies and intellectual property from Scalado AB to strengthen Nokia’s leading position in mobile imaging. As part of the transaction, approximately 50 world-class imaging specialists transferred to Nokia.

•                  Nokia divested Vertu, its luxury mobile phones business to EQT VI, a European private equity firm.

•                  Nokia started development of a new manufacturing facility in Vietnam to serve the feature phone market.

•                  Nokia was again selected as a component of the Dow Jones Sustainability World Index (DJSI) and Dow Jones Sustainability Europe Index in the DJSI 2012 Review.

•                  Nokia was included by the Carbon Disclosure Project (CDP) in the Carbon Disclosure Leadership Index and the Carbon Performance Leadership Index, receiving recognition both for its disclosure of climate change information and the action it is taking to reduce its emissions.

DEVICES & SERVICES OPERATING HIGHLIGHTS

SMART DEVICES

•                  Nokia continued to expand the breadth and depth of its Nokia Lumia range of Windows Phone 7-based smartphones and brought the range to new markets, including China and the United States.

•                  In September 2012, Nokia launched its first products on Windows Phone 8, the latest generation of the Windows Phone platform. Nokia started selling the first products running Windows Phone 8 — the flagship Nokia Lumia 920 and the mid-range Nokia Lumia 820 - in select markets including China, Germany, the United Kingdom and the United States Nokia has also launched in markets such as India as well as introduced the Nokia 620 in select markets, with Lumia smartphones now available in more than 90 markets around the world. Nokia’s first Windows Phone 8 products showcase the best of Windows Phone 8, which for the first time shares many core technologies with the wider Windows ecosystem. Windows Phone 8 also introduced multi-core processor support, NFC (near field communication) technology, and support for higher screen resolutions, as well as increased language support and new capabilities in imaging and application.

•                 Nokia continued to support the growth of the Windows Phone ecosystem. The number of applications in the Windows Phone Marketplace grew to more than 125 000 by the end of 2012, up from more than 50 000 at the start of the year.

•                  During our transition to Windows Phone through 2012, we continued to ship devices based on Symbian. The Nokia 808 PureView, a device which showcases our imaging capabilities and which came to market in mid-2012, was the last Symbian device from Nokia.

•                  Nokia announced a range of wireless charging accessories and partnerships. The Fatboy Recharge Pillow provides an alternative way to charge the Lumia 920 and Lumia 820 wirelessly, while HARMAN’S JBL brand introduced the JBL PowerUP, a wireless charging docking station with high quality audio in retro styling and the JBL PlayUp for high quality portable audio. Nokia also agreed with Virgin Atlantic to put wireless charging stations in its London Heathrow Clubhouse lounge and with Coffee Bean & Tea Leaf to put charging plates on tables in some of their cafés.

•                  Nokia announced the launch of Nokia Music in the United States, further expanding the number of markets in which the free music streaming service is now available. Nokia Music is a free mobile experience exclusive to Nokia Lumia handsets, providing consumers with a simple and delightful way to discover and enjoy music.

MOBILE PHONES

•                  Mobile Phones continued to expand Nokia’s Asha range of products with technological and design innovations, including launching full touch models such as the Asha 308 and Asha 309. These two models offer a fluid ‘swipe’ user interface and an open environment for third-party application development — characteristics which helped earn the complete Asha touch range full smartphone classification from global market research companies and analysts such as GfK.

•                  Nokia introduced the Nokia 206 in both a single and dual SIM version. The Nokia 206 includes Nokia’s exclusive Slam feature, which enables consumers to share multimedia content like photos and videos with nearby friends almost instantly. Slam works with most Bluetooth-enabled mobile phones without the need to pair devices, and without the recipient needing to also have Slam.

•                  Nokia unveiled Nokia Life+, the latest evolution of its widely-used Nokia Life service. Nokia Life+ is a Web application, which will provide millions of people with valuable information on education, health and “infotainment” topics. Nokia Life+ will be supported by the Nokia Asha 308 and Nokia Asha 309 smartphones alongside a wide range of Nokia mobile phones.

•                  The Nokia Xpress browser, Nokia’s cloud-accelerated browser for Series 40 devices, continued to grow rapidly with support for 38 devices in 87 languages and more than 200 countries. The Nokia Xpress browser is the first of its kind to support web apps, and since the release of the SDK in 2011, developer support has continued to grow.

LOCATION & COMMERCE OPERATING HIGHLIGHTS

•                  Nokia introduced a new brand — HERE — for our location-based products and services and has begun adopting the HERE brand in the portfolio. HERE is the first location cloud to deliver the world’s best maps and location experiences across multiple screens and operating systems.

•                  To further extend its location services, Nokia launched a maps application for iOS under the HERE brand.

•                  Nokia announced a strategic partnership with Mozilla to bring new location experiences to the Firefox OS.

•                  Nokia acquired earthmine inc. earthmine’s reality capture and processing technologies will become integral parts of the 3D map making capabilities of HERE,

•                  Nokia introduced LiveSight, a technology based on a highly accurate, 3D map of the world.  LiveSight provides a precise and intuitive augmented reality experience.

•                  Location & Commerce continued to grow the Nokia Location Platform (NLP), an advanced location platform which offers numerous opportunities upon which third parties can build. During the year, among others, Amazon became an NLP licensee for maps and geocoding and Ford’s research organization selected the NLP to leverage Nokia’s high-quality global location content as well as scalable cloud services and APIs.

•                  As part of its commitment to strengthen the Windows Phone ecosystem, Nokia integrated the NLP into Windows Phone 8 OS to power location-based experiences built for Windows Phone 8, including access to offline maps

•                  Location & Commerce agreed a partnership with Groupon to bring local and national deals to Nokia customer and released a new version of Nokia Maps for the Lumia range that integrates Groupon Now! deals into the app.

•                  Location & Commerce introduced My Commute, a new feature of Nokia Drive that learns people’s driving preferences and uses information about the latest traffic conditions to help people choose between the different routes they usually take to get to the places they travel most.

•                  Location & Commerce brought Nokia City Lens, an augmented reality application, to the Nokia Lumia smartphone range and continued to update it throughout the year.

•                  Location & Commerce released Nokia Transport, a mobile application for the Lumia range providing underground, tram, suburban train and bus directions for more than 500 cities in 46 countries in a convenient way, and further updated the application during the year.

•                  Location & Commerce continued to build partnerships with a number of major industry players, particularly in the area of automotive-grade maps content and solutions. We are providing content to partners including Audi, BMW Chrysler, Dacia, ESRI, Ford, Garmin, Hyundai, Kia, Mercedes, Nikon, Pioneer, Scania, Toyota and Volkswagen.

•                  In indoor mapping, Location & Commerce continued to steadily increase its coverage of venues and buildings around the world and now covers 5 100 venues and altogether 18 000 buildings in 40 countries.

NOKIA SIEMENS NETWORKS OPERATING HIGHLIGHTS

•             Nokia Siemens Networks added significant commercial LTE deals during 2012, including; a major contract with SOFTBANK MOBILE Corp. in Japan to upgrade its mobile broadband capacity across the country, supplying, deploying and integrating its HSPA+ (3G) and FDD LTE (4G) networks; deploying  the world’s first multi-technology, multi-vendor self-organizing 3G and 4G mobile networks for KDDI, also in Japan; and supporting T-Mobile’s 4G network evolution plan with the modernization of its GSM, HSPA+ core and radio access infrastructure in key markets in the USA to improve existing voice and data coverage.

•             Nokia Siemens Networks had a total of 77 LTE deals by the 2012 year end, with other mobile broadband deals including with: Bharti Airtel in India; Telkomsel in Indonesia; KT in Korea;  Singapore’s StarHub; Tele2 in Estonia, Latvia and Lithuania;  Hrvatski Telekom in Croatia; T-Mobile and Orange in Poland; Polkomtel in Poland; Si.mobil in Slovenia; COTA and Wimax Online in Spain; Zain KSA in Saudi Arabia; TOT in Thailand; Optus in Australia; Mobile TeleSystems in Russia; O2 in the UK; Vodacom in South Africa; Saudi Telecom Company;  and China Mobile.

•             Nokia Siemens Networks demonstrated its commitment to staying at the forefront of mobile broadband innovation with the opening of a mobile broadband testing and development facility which opened in Silicon Valley in the United States.  In other LTE technology developments, Nokia Siemens Networks: launched its “FlexiZone”

approach to mobile broadband coverage, which will deliver faster and more flexible 4G across areas with a very high user density more efficiently and cost effectively; and expanded its portfolio, to enable smooth 4G rollouts using the ‘Digital Dividend’ in the Asia Pacific region, Latin America and other parts of the world.

•             Nokia Siemens Networks also launched a new CDMA base station, bringing the benefits of its globally recognized Flexi Multiradio Base Station platform to CDMA operators whilst reducing base station operating costs by up to 70%, and with 4G upgrade capability underlining Nokia Siemens Networks’ commitment to mobile broadband technology evolution.

•             Nokia Siemens Networks unveiled its ‘Intelligent IP Edge’, the world’s most advanced network gateway that enables operators to deliver a better mobile broadband experience and reduce running costs using Nokia Siemens Networks’ Liquid Net approach. Nokia Siemens Networks and Juniper Networks announced the launch of the “Integrated Packet Transport Network”, addressing the need for service providers to simplify network architecture and giving operators more flexibility in their transport networks in a cost effective way, reflecting Nokia Siemens Networks Liquid Net approach to transforming networks to cope with unpredictability and increasing network demand.

•             Nokia Siemens Networks extended its comprehensive small cells portfolio with the launch of an enhanced range of picocell base stations and 3G Femto access points, and announced a US-based trial of its Hot Zone approach for increasing network capacity in the Chicago area.

•             The launch of the Customer Experience Management (CEM) on Demand portal in the first quarter allowed Nokia Siemens Networks to showcase a new way of handling relationships with the world’s six billion mobile users. Nokia Siemens Networks was recognized for its advances in CEM at the Global Telecoms Business (GTB) Innovation Awards 2012 in the wireless infrastructure category where it won a joint award with Telkomsel for its use of Nokia Siemens Networks’ CEM on Demand portfolio. Guangdong MCC in China has signed up to Nokia Siemens Networks’ CEM software and services, enabling it to improve customer experience by providing a unified view of its customer data and continuous reporting of usage trends.

•             During the year, Nokia Siemens Networks completed the sale of its microwave transport business to DragonWave, the sale of its fixed line Broadband Access business to ADTRAN and the divestment of the assets of the non-core IPTV business to Belgacom and Accenture. It also announced it had reached an agreement to sell its Optical Networks business to Marlin Equity Partners and its Business Support Systems business to Redknee.

PERSONNEL

PERSONNEL END OF QUARTER

	Q4/2012	Q4/2011	YoY Change	Q3/2012	QoQ Change
Devices & Services and corporate common	33 201	49 705	-33%	38 264	-13%
Location & Commerce	6 186	6 659	-7%	6 366	-3%
Nokia Siemens Networks	58 411	73 686	-21%	60 635	-4%
Nokia Group	97 798	130 050	-25%	105 265	-7%

The average number of Nokia Group employees during the period from January to December 2012 was 112 256, of which the average number of employees at Location & Commerce and Nokia Siemens Networks was 6 441 and 64 052 respectively. At December 31, 2012, Nokia Group employed a total of 97 798 people (130 050 people at December 31, 2011), of which 6 186 were employed by Location & Commerce (6 659 people at December 31, 2011) and 58 411 were employed by Nokia Siemens Networks (73 686 people at December 31, 2011).

SHARES

The total number of Nokia shares at December 31, 2012, was 3 744 956 052. At December 31, 2012, Nokia and its subsidiary companies owned 33 971 118 Nokia shares, representing approximately 0.9% of the total number of Nokia shares and the total voting rights.

DIVIDEND

To ensure strategic flexibility, the Nokia Board of Directors will propose that no dividend payment will be made for 2012 (EUR 0.20 per share for 2011). Nokia’s fourth quarter 2012 financial performance combined with this dividend proposal further solidifies the company’s strong liquidity position.

The distributable funds on the balance sheet of the parent company as per December 31, 2012 amount to EUR 5 213 million.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported 1-12/2011	Non-IFRS	Non-IFRS
	1-12/2012	(1)	1-12/2012	1-12/2011

Net sales	30 176	38 659	30 177	38 661
Cost of sales	-21 786	-27 300	-21 721	-27 288

Gross profit	8 390	11 359	8 456	11 373
Research and development expenses	-4 782	-5 584	-4 404	-5 172
Selling and marketing expenses	-3 205	-3 769	-2 891	-3 347
Administrative and general expenses	-959	-1 085	-959	-1 084
Impairment of goodwill	—	-1 090	—	—
Other income	449	221	258	172
Other expenses	-2 196	-1 125	-334	-117

Operating loss/profit	-2 303	-1 073	126	1 825
Share of results of associated companies	-1	-23	-1	-23
Financial income and expenses	-340	-102	-340	-102

Loss/profit before tax	-2 644	-1 198	-215	1 700
Tax	-1 145	-290	-260	-692

Loss/profit	-3 789	-1 488	-475	1 008

Loss/profit attributable to equity holders of the parent	-3 106	-1 164	-648	1 078
Loss attributable to non-controlling interests	-683	-324	173	-70
	-3 789	-1 488	-475	1 008

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.84	-0.31	-0.17	0.29
Diluted	-0.84	-0.31	-0.17	0.29

Average number of shares (1 000 shares)
Basic	3 710 845	3 709 947	3 710 845	3 709 947
Diluted	3 710 845	3 709 947	3 710 845	3 717 034

Depreciation and amortization, total	1 326	1 562	615	715

Share-based compensation expense, total	11	18	11	18

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, the full year 2011 included other expenses is EUR 126 million restructuring charges, previously reflected within cost of sales (EUR 40 million), R&D (EUR 28 million), selling and marketing (EUR 22 million) and administrative expenses (EUR 36 million).

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 1-12/2012	Special items & PPA 1-12/2012	Non-IFRS 1-12/2012	Reported 1-12/2011	Special items & PPA 1-12/2011	Non-IFRS 1-12/2011

Net sales (1)	15 686	—	15 686	23 943	1	23 944
Cost of sales	-12 340	—	-12 340	-17 303	—	-17 303

Gross profit	3 346	—	3 346	6 640	1	6 641
% of net sales	21.3		21.3	27.7		27.7

Research and development expenses (2)	-1 852	3	-1 849	-2 441	8	-2 433
% of net sales	11.8		11.8	10.2		10.2

Selling and marketing expenses (3)	-1 857	1	-1 856	-2 180	1	-2 179
% of net sales	11.8		11.8	9.1		9.1

Administrative and general expenses	-292	—	-292	-362	—	-362
% of net sales	1.9		1.9	1.5		1.5

Other income and expenses (4)	-445	393	-52	-773	789	16

Operating loss/profit	-1 100	397	-703	884	799	1 683
% of net sales	-7.0		-4.5	3.7		7.0

Depreciation and amortization, total	239	-4	235	356	-9	347

(1) Deferred revenue related to acquisitions of EUR 1 million in 2011.

(2) Amortization of acquired intangible assets of EUR 3 million in 2012 and EUR 8 million in 2011.

(3) Amortization of acquired intangible assets of EUR 1 million in 2012 and EUR 1 million in 2011.

(4)  Restructuring charges of EUR 550 million and related impairments of EUR 30 million, a benefit from cartel claim settlements of EUR 56 million, a net gain from on sale of real estate of EUR 79 million and a net gain on sale of Vertu business of EUR 52 million recognized in Devices & Services Other in 2012. Restructuring charges of EUR 456 million, impairment of assets EUR 90 million, Accenture deal consideration EUR 251 million, impairment of shares in an associated company EUR 41 million and a benefit from a cartel claim settlement of EUR 49 million recognized in Devices & Services Other in 2011.

Location & Commerce, EUR million

(unaudited)

	Reported 1-12/2012	Special items & PPA 1-12/2012	Non-IFRS 1-12/2012	Reported 1-12/2011	Special items & PPA 1-12/2011	Non-IFRS 1-12/2011

Net sales (1)	1 103	1	1 104	1 091	1	1 092
Cost of sales	-228	—	-228	-214	—	-214

Gross profit	875	1	876	877	1	878
% of net sales	79.3		79.3	80.4		80.4

Research and development expenses (2)	-883	355	-528	-958	343	-615
% of net sales	80.1		47.8	87.8		56.3

Selling and marketing expenses (3)	-186	68	-118	-259	115	-144
% of net sales	16.9		10.7	23.7		13.2

Administrative and general expenses	-77	—	-77	-68	—	-68
% of net sales	7.0		7.0	6.2		6.2

Other income and expenses (4)	-30	31	1	-1 118	1 115	-3

Operating loss/profit	-301	455	154	-1 526	1 574	48
% of net sales	-27.3		13.9	-139.9		4.4

Depreciation and amortization, total	496	-423	73	491	-458	33

(1) Deferred revenue related to acquisitions of EUR 1 million in 2012 and EUR 1 million in 2011.

(2) Amortization of acquired intangibles of EUR 355 million in 2012 and EUR 343 million in 2011.

(3) Amortization of acquired intangibles of EUR 68 million in 2012 and EUR 115 million in 2011.

(4) Restructuring charges of EUR 31 million in 2012. Restructuring charges of EUR 25 million and impairment of goodwill of EUR 1 090 million in 2011.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 1-12/2012	Special items & PPA 1-12/2012	Non-IFRS 1-12/2012	Reported 1-12/2011 (1)	Special items & PPA 1-12/2011 (1)	Non-IFRS 1-12/2011

Net sales	13 779	—	13 779	14 041	—	14 041
Cost of sales (2)	-9 610	65	-9 545	-10 199	12	-10 187

Gross profit	4 169	65	4 234	3 842	12	3 854
% of net sales	30.3		30.7	27.4		27.4

Research and development expenses (3)	-2 046	20	-2 026	-2 185	61	-2 124
% of net sales	14.8		14.7	15.6		15.1

Selling and marketing expenses (4)	-1 158	245	-913	-1 328	306	-1 022
% of net sales	8.4		6.6	9.5		7.3

Administrative and general expenses (5)	-474	—	-474	-517	1	-516
% of net sales	3.4		3.4	3.7		3.7

Other income and expenses (6)	-1 290	1 247	-43	-112	145	33

Operating loss/profit	-799	1 577	778	-300	525	225
% of net sales	-5.8		5.6	-2.1		1.6

Depreciation and amortization, total	587	-284	303	711	-380	331

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in 2011 other expenses is EUR 126 million restructuring charges, previously reflected within cost of sales (EUR 40 million), R&D (EUR 28 million), selling and marketing (EUR 22 million) and administrative expenses (EUR 36 million).

(2) Charges of EUR 65 million in 2012 related to country and contract exits based on Nokia Siemens Networks’ new strategy that focuses on key markets and product segments. Amortization of acquired intangibles of EUR 12 million in 2011.

(3) Amortization of acquired intangibles of EUR 20 million in 2012 and EUR 61 million in 2011.

(4) Amortization of acquired intangibles of EUR 245 million in 2012 and EUR 306 million in 2011.

(5) Amortization of acquired intangibles of EUR 1 million in 2011.

(6) Restructuring charges and associated items of EUR 1 226 million, including EUR 42 million related to country and contract exits, impairments of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola, as well as amortization of acquired intangible assets EUR 23 million in 2012. Restructuring charges of EUR 145 million in 2011.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 1-12/2012	Special items & PPA 1-12/2012	Non-IFRS 1-12/2012	Reported 1-12/2011	Special items & PPA 1-12/2011	Non-IFRS 1-12/2011

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	-1	—	-1	—	—	—

Selling and marketing expenses	-4	—	-4	-2	—	-2

Administrative and general expenses	-116	—	-116	-138	—	-138

Other income and expenses	18	—	18	9	—	9

Operating loss	-103	—	-103	-131	—	-131

Depreciation and amortization, total	4	—	4	4	—	4

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP

	Reported 1-12/2012	Special items & PPA 1-12/2012	Non-IFRS 1-12/2012	Reported 1-12/2011 (1)	Special items & PPA 1-12/2011 (1)	Non-IFRS 1-12/2011

Net sales (2)	30 176	1	30 177	38 659	2	38 661
Cost of sales (3)	-21 786	65	-21 721	-27 300	12	-27 288

Gross profit	8 390	66	8 456	11 359	14	11 373
% of net sales	27.8		28.0	29.4		29.4

Research and development expenses (4)	-4 782	378	-4 404	-5 584	412	-5 172
% of net sales	15.8		14.6	14.4		13.4

Selling and marketing expenses (5)	-3 205	314	-2 891	-3 769	422	-3 347
% of net sales	10.6		9.6	9.7		8.7

Administrative and general expenses (6)	-959	—	-959	-1 085	1	-1 084
% of net sales	3.2		3.2	2.8		2.8

Impairment of goodwill	—	—	—	-1 090	1 090	—

Other income and expenses (7)	-1 747	1 671	-76	-904	959	55

Operating loss/profit	-2 303	2 429	126	-1 073	2 898	1 825
% of net sales	-7.6		0.4	-2.8		4.7

Share of results of associated companies	-1	—	-1	-23	—	-23
Financial income and expenses	-340	—	-340	-102	—	-102

Loss/profit before tax	-2 644	2 429	-215	-1 198	2 898	1 700
Tax (8)	-1 145	885	-260	-290	-402	-692

Loss/profit	-3 789	3 314	-475	-1 488	2 496	1 008

Loss/profit attributable to equity holders of the parent	-3 106	2 458	-648	-1 164	2 242	1 078
Loss/profit attributable to non-controlling interests	-683	856	173	-324	254	-70
	-3 789	3 314	-475	-1 488	2 496	1 008

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.84	0.67	-0.17	-0.31	0.60	0.29
Diluted	-0.84	0.67	-0.17	-0.31	0.60	0.29

Average number of shares (1 000 shares)
Basic	3 710 845		3 710 845	3 709 947		3 709 947
Diluted	3 710 845		3 710 845	3 709 947		3 717 034

Depreciation and amortization, total	1 326	-711	615	1 562	-847	715

Share-based compensation expense, total	11	—	11	18	—	18

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, the full year 2011 included in other expenses is EUR 126 million restructuring charges, previously reflected within cost of sales (EUR 40 million), R&D (EUR 28 million), selling and marketing (EUR 22 million) and administrative expenses (EUR 36 million).

(2) Deferred revenue related to acquisitions of EUR 1 million in 2012 and EUR 2 million in 2011.

(3) Charges of EUR 65 million in 2012 related to country and contract exits based on Nokia Siemens Networks’ new strategy that focuses on key markets and product segments. Amortization of acquired intangibles of EUR 12 million in 2011.

(4) Amortization of acquired intangible assets of EUR 378 million in 2012 and EUR 412 million in 2011.

(5) Amortization of acquired intangible assets of EUR 314 million in 2012 and EUR 422 million in 2011.

(6) Amortization of acquired intangible assets of EUR 1 million in 2011.

(7) Restructuring charges and associated items of EUR 1 807 million, including EUR 42 million related to country and contract exits, impairments of assets of EUR 32 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola, amortization of acquired intangible assets of EUR 23 million, benefit from cartel claim settlements of EUR 56 million, a net gain on sale of Vertu business of EUR 52 million and a net gain on sale of real estate of EUR 79 million in 2012. Restructuring charges of EUR 626 million and associated impairments of EUR 90 million, Accenture deal consideration of EUR 251 million, impairment of shares in an associated company of EUR 41 million and a benefit from a cartel claim settlement of EUR 49 million in 2011.

(8) EUR 135 million valuation allowance for Nokia Siemens Networks deferred tax assets, valuation allowance related to Devices & Services tax asset in Finland of EUR 800 million, EUR 157 million non-cash deferred tax expense related to legal reorganizations arising from Local & Commerce business integration and the net tax benefit on special items and PPA of EUR 207 million in 2012. Net tax benefit on special items and PPA of EUR 402 million in 2011.

CONSOLIDATED INCOME STATEMENTS, IFRS, EUR million

(1-12/2012 unaudited, 1-12/2011 audited)

	1-12/2012*	1-12/2011 (1)

Net sales	30 176	38 659
Cost of sales	-21 786	-27 300

Gross profit	8 390	11 359
Research and development expenses	-4 782	-5 584
Selling and marketing expenses	-3 205	-3 769
Administrative and general expenses	-959	-1 085
Impairment of goodwill	—	-1 090
Other income	449	221
Other expenses	-2 196	-1 125

Operating loss	-2 303	-1 073
Share of results of associated companies	-1	-23
Financial income and expenses	-340	-102

Loss before tax	-2 644	-1 198
Tax	-1 145	-290

Loss	-3 789	-1 488

Loss attributable to equity holders of the parent	-3 106	-1 164
Loss attributable to non-controlling interests	-683	-324

	-3 789	-1 488

Earnings per share, EUR (for loss attributable to the equity holders of the parent)
Basic	-0.84	-0.31
Diluted	-0.84	-0.31

Average number of shares (1 000 shares)
Basic	3 710 845	3 709 947
Diluted	3 710 845	3 709 947

Depreciation and amortization, total	1 326	1 562

Share-based compensation expense, total	11	18

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, the full year 2011 included in other expenses is EUR 126 million restructuring charges, previously reflected within cost of sales (EUR 40 million), R&D (EUR 28 million), selling and marketing (EUR 22 million) and administrative expenses (EUR 36 million).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

(1-12/2012 unaudited, 1-12/2011 audited)

	1-12/2012*	1-12/2011

Loss	-3 789	-1 488

Other comprehensive income/expense

Items that may be reclassified subsequently to profit or loss
Translation differences	15	9
Net investment hedge gains (+) / losses (-)	-29	-37
Cash flow hedges	-42	116
Available-for-sale investments	35	70
Other increase/decrease, net	10	-16
Income tax related to components of other
comprehensive income/expense	8	-16

Other comprehensive income/expense, net of tax	-3	126

Total comprehensive income/expense	-3 792	-1 362

Total comprehensive income/expense attributable to
equity holders of the parent	-3 157	-1 083
non-controlling interests	-635	-279
	-3 792	-1 362

SEGMENT INFORMATION AND ELIMINATIONS, EUR million

Full year 2012, reported

(unaudited)

	Smart Devices 1-12/2012	Mobile Phones 1- 12/2012	Devices & Services other 1- 12/2012	Devices & Services 1-12/2012	Location & Commerce 1-12/2012	Nokia Siemens Networks 1-12/2012	Corporate Common 1-12/2012	Eliminations 1-12/2012	Nokia Group 1-12/2012

Net sales (1)	5 446	9 436	804	15 686	1 103	13 779		-392	30 176
Cost of sales (2)	-4 967	-7 225	-148	-12 340	-228	-9 610		392	-21 786
Gross profit	479	2 211	656	3 346	875	4 169	—	—	8 390
% of net sales	8.8	23.4	81.6	21.3	79.3	30.3			27.8

Operating expenses	-2 018	-1 661	-322	-4 001	-1 146	-3 678	-121		-8 946

Other income and expenses	-21	-26	-398	-445	-30	-1 290	18		-1 747

Contribution	-1 560	524	-64
% of net sales	-28.6	5.6	-8.0

Operating loss				-1 100	-301	-799	-103	—	-2 303
% of net sales				-7.0	-27.3	-5.8			-7.6

Full year 2011, reported

(audited)

	Smart Devices 1- 12/2011	Mobile Phones 1- 12/2011	Devices & Services other 1- 12/2011	Devices & Services 1-12/2011	Location & Commerce 1-12/2011	Nokia Siemens Networks 1-12/2011	Corporate Common 1-12/2011	Eliminations 1-12/2011	Nokia Group 1-12/2011

Net sales (1)	10 820	11 930	1 193	23 943	1 091	14 041	—	-416	38 659
Cost of sales (2)	-8 259	-8 813	-231	-17 303	-214	-10 199	—	416	-27 300
Gross profit	2 561	3 117	962	6 640	877	3 842	—	—	11 359
% of net sales	23.7	26.1	80.6	27.7	80.4	27.4			29.4

Operating expenses	-2 974	-1 640	-369	-4 983	-1 285	-4 030	-140	—	-10 438

Other income and expenses	2	4	-779	-773	-1 118	-112	9	—	-1 994

Contribution	-411	1 481	-186
% of net sales	-3.8	12.4	-15.6

Operating loss				884	-1 526	-300	-131	—	-1 073
% of net sales				3.7	-139.9	-2.1			-2.8

(1) Includes IPR royalty income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, IFRS, EUR million

(31.12.2012 unaudited, 31.12.2011 audited)

	31.12.2012*	31.12.2011
ASSETS
Non-current assets
Capitalized development costs	—	6
Goodwill	4 876	4 838
Other intangible assets	647	1 406
Property, plant and equipment	1 431	1 842
Investments in associated companies	58	67
Available-for-sale investments	689	641
Deferred tax assets	1 254	1 848
Long-term loans receivable	112	99
Other non-current assets	4	3
	9 071	10 750
Current assets
Inventories	1 538	2 330
Accounts receivable	5 551	7 181
Prepaid expenses and accrued income	3 381	4 488
Current portion of long-term loans receivable	35	54
Other financial assets	464	500
Investments at fair value through profit and loss, liquid assets	415	433
Available-for-sale investments, liquid assets	542	1 233
Available-for-sale investments, cash equivalents	5 448	7 279
Bank and cash	3 504	1 957
	20 878	25 455
Total assets	29 949	36 205
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246
Share issue premium	446	362
Treasury shares	-629	-644
Translation differences	744	771
Fair value and other reserves	123	154
Reserve for invested non-restricted equity	3 136	3 148
Retained earnings	3 995	7 836
	8 061	11 873
Non-controlling interests	1 386	2 043
Total equity	9 447	13 916
Non-current liabilities
Long-term interest-bearing liabilities	5 087	3 969
Deferred tax liabilities	700	800
Other long-term liabilities	69	76
	5 856	4 845
Current liabilities
Current portion of long-term loans	201	357
Short-term borrowing	261	995
Other financial liabilities	90	483
Accounts payable	4 394	5 532
Accrued expenses and other liabilities	7 081	7 450
Provisions	2 619	2 627
	14 646	17 444
Total shareholders’ equity and liabilities	29 949	36 205
Interest-bearing liabilities	5 549	5 321
Shareholders’ equity per share, EUR	2.17	3.20
Number of shares (1 000 shares) (1)	3 710 985	3 710 189

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENTS OF CASH FLOWS, IFRS, EUR million

(1-12/2012 unaudited, 1-12/2011 audited)

	10-12/2012	10-12/2011	1-12/2012*	1-12/2011
Cash flow from operating activities
Profit/loss attributable to equity holders of the parent	202	-1 072	-3 106	-1 164
Adjustments, total	582	1 814	3 838	3 486
Change in net working capital	-48	230	123	-638
Cash generated from operations	736	972	855	1 684
Interest received	30	53	130	190
Interest paid	-88	-95	-277	-283
Other financial income and expenses, net	-25	-112	-584	264
Income taxes paid	-90	-184	-478	-718
Net cash from / used in operating activities	563	634	-354	1 137

Cash flow from investing activities
Acquisition of businesses, net of acquired cash	-11	-20	13	-817
Purchase of current available-for-sale investments, liquid assets	-170	-894	-1 668	-3 676
Purchase of investments at fair value through profit and loss, liquid assets	—	-77	-40	-607
Purchase of non-current available-for-sale investments	-10	-20	-55	-111
Purchase of shares in associated companies	—	—	-1	-2
Proceeds from (+) / payment of (-) other long-term loans receivable	-1	1	—	-14
Proceeds from (+) / payment of (-) short-term loans receivable	11	-9	24	-31
Capital expenditures	-146	-154	-461	-597
Disposal of businesses, net of disposed cash	106	-2	-15	-2
Proceeds from disposal of shares in associated companies	—	3	5	4
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	284	1 591	2 355	6 090
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	42	92	86	1 156
Proceeds from sale of non-current available-for-sale investments	3	19	37	57
Proceeds from sale of fixed assets	184	11	279	48
Dividends received	—	—	3	1
Net cash from investing activities	292	541	562	1 499

Cash flow from financing activities
Other contributions from shareholders	—	—	—	546
Proceeds from long-term borrowings	750	—	752	1
Repayment of long-term borrowings	-23	-23	-266	-51
Proceeds from (+) / payment of (-) short-term borrowings	-287	-494	-196	-59
Dividends paid	-6	-27	-755	-1 536
Net cash from / used in financing activities	434	-544	-465	-1 099

Foreign exchange adjustment	3	179	-27	107
Net increase (+) / decrease (-) in cash and cash equivalents	1 292	810	-284	1 644
Cash and cash equivalents at beginning of period	7 660	8 426	9 236	7 592
Cash and cash equivalents at end of period	8 952	9 236	8 952	9 236

NB: The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(31.12.2012 unaudited, 31.12.2011 audited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before non- controlling interest	Non- controlling interest	Total equity
Balance at December 31, 2010	246	312	-663	825	3	3 161	10 500	14 384	1 847	16 231
Translation differences				-26				-26	35	9
Net investment hedge losses, net of tax				-28				-28		-28
Cash flow hedges, net of tax					84			84	10	94
Available-for-sale investments, net of tax					67			67		67
Other decrease, net							-16	-16		-16
Loss							-1 164	-1 164	-324	-1 488
Total comprehensive income	—	—	—	-54	151	—	-1 180	-1 083	-279	-1 362
Share-based compensation		18						18		18
Excess tax benefit on share-based compensation		-3						-3	-1	-4
Settlement of performance and restricted shares		-11	19			-13		-5		-5
Other contributions from shareholders		46						46	500	546
Dividend							-1 484	-1 484	-39	-1 523
Acquisitions and other change in non-controlling interests								—	15	15
Total of other equity movements	—	50	19	—	—	-13	-1 484	-1 428	475	-953
Balance at December 31, 2011	246	362	-644	771	154	3 148	7 836	11 873	2 043	13 916
Translation differences				17				17	-1	16
Net investment hedge losses, net of tax				-44				-44		-44
Cash flow hedges, net of tax					-67			-67	47	-20
Available-for-sale investments, net of tax					36			36		36
Other increase, net							7	7	2	9
Loss							-3 106	-3 106	-683	-3 789
Total comprehensive income	—	—	—	-27	-31	—	-3 099	-3 157	-635	-3 792
Share-based compensation		1						1		1
Excess tax benefit on share-based compensation		3						3		3
Settlement of performance and restricted shares		-5	15			-12		-2		-2
Convertible bond - equity component		85						85		85
Dividend							-742	-742	-22	-764
Total of other equity movements	—	84	15	—	—	-12	-742	-655	-22	-677
Balance at December 31, 2012	246	446	-629	744	123	3 136	3 995	8 061	1 386	9 447

INTEREST-BEARING LIABILITIES, EUR million

(31.12.2012 unaudited, 31.12.2011 audited)

Nokia	Issuer/Borrower	Final Maturity	31.12.2012	31.12.2011
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	—	—
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	1 250	1 250
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500
USD Bond 2019 (USD 1000 million 5.375%)	Nokia Corporation	May 2019	761	766
USD Bond 2039 (500 million 6.625%)	Nokia Corporation	May 2039	381	383
EUR EIB R&D Loan	Nokia Corporation	February 2014	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	—
Differences between Bond nominal and carrying values(1)	Nokia Corporation		55	129
Other interest-bearing liabilities	Nokia Corporation and various subsidiaries		209	168
Total Nokia			4 406	3 696

Nokia Siemens Networks	Issuer/Borrower	Final Maturity	31.12.2012	31.12.2011
Revolving Credit Facility (EUR 2 000 million)	Nokia Siemens Networks Finance B.V.	June 2012	—	613
Bank Term Loan (EUR 600 million)	Nokia Siemens Networks Finance B.V.	March 2014	600	—
Revolving Credit Facility (EUR 750 million)	Nokia Siemens Networks Finance B.V.	June 2015	—	—
EUR Finnish Pension Loan	Nokia Siemens Networks Finance B.V.	October 2015	132	176
EUR EIB R&D Loan	Nokia Siemens Networks Finance B.V.	January 2015	150	250
EUR Nordic Investment Bank	Nokia Siemens Networks Finance B.V.	March 2015	80	80
Other interest-bearing liabilities	Nokia Siemens Networks Finance B.V. and various subsidiaries		181	506
Total Nokia Siemens Networks			1 143	1 625

Total Nokia Group			5 549	5 321

(1) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between convertible bond nominal value and carrying value of the financial liability component.

All Nokia borrowings listed above are Senior Unsecured and have no financial covenants. All Nokia Siemens Networks borrowings listed above are Senior Unsecured and with financial covenants. Nokia has not guaranteed any of the Nokia Siemens Networks borrowings and thus these are non-recourse to Nokia. All Nokia Siemens Networks Finance B.V. borrowings above are guaranteed by Nokia Siemens Networks Oy and/or Nokia Siemens Networks B.V. In December 2011, Nokia Siemens Networks signed a forward starting term loan and revolving credit facilities agreement to replace its revolving credit facility that matured in June 2012. In December 2012, the maturity date of the term loan agreement was extended from June 2013 to March 2014 and the size was reduced from EUR 750 million to EUR 600 million.

Nokia Siemens Networks’ EUR Finnish Pension Loan, EUR EIB R&D Loan and EUR Nordic Investment Bank Loan are amortizing loans with current maturities (less than 12 months) of EUR 44 million, EUR 100 million and EUR 45 million, respectively.

COMMITMENTS AND CONTINGENCIES, EUR million

(31.12.2012 unaudited, 31.12.2011 audited)

	GROUP
	31.12.2012	31.12.2011

Collateral for own commitments
Property under mortgages	—	18
Assets pledged	38	2

Contingent liabilities on behalf of Group companies
Other guarantees	945	1 292

Contingent liabilities on behalf of associated companies
Financial guarantees	11	—

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	12	—
Other guarantees	60	16

Leasing obligations	1 008	1 027

Financing commitments
Customer finance commitments	34	86
Venture fund commitments	282	133

1 EUR = 1.314 USD

*All reported 2012 figures are unaudited and the auditors have not yet issued their report for Nokia’s financial statements for 2012.

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2011.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business is exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation and regulatory proceedings; J) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the  Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia Lumia products that operate on the Windows Phone 7 operating system as a result of increasing availability of Nokia Lumia products with the new Windows Phone 8 operating system; 4) the expected continuing decline of sales of Symbian devices and the significantly diminishing viability of the Symbian smartphone platform; 5) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 6) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows;  7) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs  in our Devices & Services business;  8) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, extend our location-based  services across devices and operating systems, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies and our ability to maintain the existing sources of intellectual property related income or establish new such sources; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms, particularly as we ramp our new Lumia smartphone devices; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products, particularly as we ramp our new Lumia smartphone devices; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets, 30) any disruption to information technology systems and networks that our operations rely on, which may be for instance caused by our inability to successfully and smoothly implement our plans to streamline our IT organization including the transfer of some activities and employees to strategic partners; 31) unfavorable outcome of litigations and regulatory proceedings;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the mobile broadband and services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — January 24, 2013

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

Planned publication dates for interim reports in 2013

• first quarter 2013 interim report: April 18, 2013

• second quarter 2013 interim report: July 18, 2013

• third quarter 2013 interim report: October 17, 2013

Publication of “Nokia in 2012”

Nokia plans to publish its “Nokia in 2012” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 13 of 2013.

Nokia’s Annual General Meeting

Nokia’s Annual General Meeting 2013 is scheduled to be held on May 7, 2013.

www.nokia.com

Enclosures:

Nokia stock exchange release dated January 24: Nokia Corporation Q4 and full year 2012 Interim Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal